                                                FILED PURSUANT TO RULE 424(B)(2)
                                            REGISTRATION STATEMENT NO. 333-67606
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED AUGUST 15, 2001)

2,000,000 MEDS(SM)

[PHELPS DODGE CORPORATION LOGO]

6.75% SERIES A MANDATORY CONVERTIBLE PREFERRED SHARES (MEDS)

Phelps Dodge will pay annual dividends on each of our MEDS in the amount of $6.75. Dividends will be cumulative from the date of issuance and will accrue and be paid quarterly. The first dividend payment will be made on August 15, 2002. The liquidation preference is $100 per MEDS, plus accrued and unpaid dividends.

On August 15, 2005, each of our MEDS will automatically convert, subject to adjustments described in this prospectus supplement, into between 2.083 and 2.5 of our common shares depending on the then current market price of our common shares. At any time prior to August 15, 2005, holders may elect to convert each of our MEDS, subject to adjustments described in this prospectus supplement, into 2.083 of our common shares, although by doing so would forfeit any undeclared dividend.

Concurrently with this offering of MEDS, Phelps Dodge is offering 10 million of our common shares. The common shares will be offered pursuant to a separate prospectus supplement. Neither offering is conditioned on the other.

Prior to this offering, there has been no market for our MEDS. We have applied to list the MEDS on the New York Stock Exchange under the symbol PD PrA. Our common shares are listed on the New York Stock Exchange under the symbol "PD." The last reported sale price of our common shares on June 6, 2002 was $41.01 per share.

INVESTING IN OUR MEDS INVOLVES RISKS.  SEE "RISK FACTORS" BEGINNING ON PAGE S-4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JPMorgan will purchase the MEDS at a price per MEDS of $97. The MEDS are expected to be sold by JPMorgan in one or more transactions based on the market prices of our common shares prevailing at the time of the sale or at prices otherwise negotiated.

The underwriter expects to deliver the MEDS to purchasers on or about June 12, 2002.

                                    JPMORGAN

June 6, 2002

YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
         PROSPECTUS SUPPLEMENT
Forward-Looking Statements.............   S-1
The MEDS...............................   S-2
Risk Factors...........................   S-4
Phelps Dodge Corporation...............  S-12
Use of Proceeds........................  S-15
Capitalization.........................  S-16
Ratio of Earnings to Combined Fixed
  Charges and Preferred Share
  Dividends............................  S-17
Price Range of Phelps Dodge's Common
  Shares and Dividend Policy...........  S-18
Selected Financial Information.........  S-19
Description of the MEDS................  S-22
Certain Federal Income Tax
  Considerations.......................  S-31
Underwriting...........................  S-35
Concurrent Common Share Offering.......  S-37
Legal Matters..........................  S-38

                                         PAGE
              PROSPECTUS
Cautionary Note........................     2
Phelps Dodge Corporation...............     3
The Trusts.............................     6
Use of Proceeds........................     7
Ratio of Earnings to Fixed Charges.....     7
Accounting Treatment...................     7
Description of the Common Shares.......     8
Description of the Preferred Shares....    11
Description of Share Purchase Contracts
  and Share Purchase Units.............    15
Description of Warrants................    16
Description of the Debt Securities.....    17
Description of the Preferred
  Securities...........................    30
Description of the Preferred Securities
  Guarantees...........................    41
Plan of Distribution...................    44
Experts................................    45
Validity of the Securities.............    45
Where You Can Find More Information....    46
Incorporation by Reference.............    46

---------------

MEDS(SM) is a service mark of JPMorgan.

                           FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in them include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements. You should be aware that these statements reflect our expectations and are not guarantees of performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified in "Management's Discussion and Analysis" in our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and in this prospectus supplement under the heading "Risk Factors," which could cause actual results to differ materially from historical results or those projected. Forward-looking statements include, among other things, discussions concerning our potential exposure to market risks, as well as statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. In some cases, you can identify forward-looking statements by words such as "believe," "estimate," "intend," "anticipate," "expect," "should," "plan," "predict," "potential," "may," "will" or similar expressions.

                                    THE MEDS

The following summary is not intended to be complete. For a more detailed description of the MEDS, see "Description of the MEDS."

Issuer........................   Phelps Dodge Corporation.

Securities Offered............   2 million MEDS.

Liquidation Preference........   $100.00 per MEDS, plus accrued and unpaid
                                 dividends.

Dividend Payment Dates........   The 15th calendar day (or the following
                                 business day if the 15th is not a business day) of each February, May, August and November, beginning with August 15, 2002.

Dividend Rate.................   $6.75 for each of our MEDS per year.

Mandatory Conversion Date.....   August 15, 2005, which we call the conversion
                                 date.

Mandatory Conversion..........   On the conversion date, each of our MEDS will
                                 automatically convert into our common shares, based on the conversion rate.

Conversion Rate...............   The conversion rate for each of our MEDS will
                                 be not more than 2.5 of our common shares and not less than 2.083 of our common shares, depending on the average market price of our common shares, as described below.

                                 The conversion rate is subject to adjustments as described under "Description of the MEDS--Anti-dilution Adjustments."

                                 The average market price is the average of the closing prices per share of our common shares on each of the 20 consecutive trading days ending on the third trading day immediately preceding the conversion date. It will be calculated as described under "Description of the MEDS--Automatic Conversion of MEDS."

The following table illustrates the conversion rate of each of our MEDS and the value of our common shares issuable upon conversion on the conversion date, at the average market price shown, subject to anti-dilution adjustments:

         AVERAGE MARKET PRICE ON              CONVERSION
             CONVERSION DATE                     RATE
         -----------------------              ----------
Equal to or less than $40.00..............  2.5
between $40.01 and $48.00.................  2.5 to 2.083
greater than $48.00.......................  2.083

Optional Conversion...........   At any time prior to August 15, 2005, you may
                                 elect to convert each of your MEDS into 2.083 of our common shares. This conversion rate is subject to adjustment as described below under "Description of the MEDS--Anti-dilution
                                 Adjustments."

Early Conversion Upon Cash
Merger........................   Prior to the conversion date, if we are
                                 involved in a merger, acquisition or
                                 consolidation in which at least 30% of the consideration for our common shares consists of cash or cash equivalents, which we refer to as the "cash merger," then on or after the date of the cash merger each holder of our MEDS will have the right to convert our MEDS at the conversion rate in effect immediately before the cash merger.

Anti-dilution Adjustments.....   The formula for determining the conversion rate
                                 and the number of our common shares to be delivered upon an early conversion may be adjusted if certain events occur. See
                                 "Description of the MEDS--Anti-dilution
                                 Adjustments."

Voting Rights.................   The holders of our MEDS are not entitled to any
                                 voting rights, except as required by applicable state law and as described under "Description of the MEDS--Voting Rights."

                                  RISK FACTORS

In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus (including risks and uncertainties identified in "Management's Discussion and Analysis" in our Annual Report on Form 10-K for the year ended December 31, 2001, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002), the following factors should be carefully considered prior to deciding whether or not to purchase the MEDS.

OUR INDEBTEDNESS COULD AFFECT OUR OPERATIONS.

At March 31, 2002, we had outstanding debt of approximately $2.83 billion, constituting approximately 50.8% of our total capitalization. This level of indebtedness could reduce our flexibility in responding to changing business and economic conditions, and limit our ability to pursue other business opportunities and borrow money for operations or capital.

COPPER AND MOLYBDENUM PRICE VOLATILITY MAY REDUCE OUR INCOME.

Copper is an internationally traded commodity. Its prices are effectively determined on the two major metals exchanges--the London Metal Exchange (LME) and the New York Commodity Exchange (COMEX). The prices on these exchanges reflect the worldwide balance of copper demand and supply and various U.S. and international macroeconomic and political conditions. Prices are also sometimes influenced significantly by numerous other factors, including speculative actions, the availability and cost of substitute materials, and currency exchange fluctuations. The copper market is volatile and cyclical, as illustrated by the following charts showing the high, low and average LME and COMEX spot prices per pound of copper cathode for the years indicated. The average spot prices are the averages of the monthly averages for each year, which we believe best reflect the manner in which we price copper for sale.

                                   LME PRICES

---------------------------------------------------------------------------------------
YEAR                                                          HIGH      LOW     AVERAGE
---------------------------------------------------------------------------------------
1992........................................................  $1.17    $0.95     $1.03
1993........................................................   1.08     0.72      0.87
1994........................................................   1.40     0.78      1.05
1995........................................................   1.47     1.23      1.33
1996........................................................   1.29     0.83      1.04
1997........................................................   1.23     0.77      1.03
1998........................................................   0.85     0.65      0.75
1999........................................................   0.84     0.61      0.71
2000........................................................   0.91     0.73      0.82
2001........................................................   0.83     0.60      0.72
2002 (through June 6).......................................   0.77     0.64      0.71
---------------------------------------------------------------------------------------

                                  COMEX PRICES

---------------------------------------------------------------------------------------
YEAR                                                          HIGH      LOW     AVERAGE
---------------------------------------------------------------------------------------
1992........................................................  $1.16    $0.93     $1.03
1993........................................................   1.07     0.72      0.85
1994........................................................   1.40     0.78      1.07
1995........................................................   1.46     1.21      1.35
1996........................................................   1.31     0.86      1.06
1997........................................................   1.23     0.76      1.04
1998........................................................   0.86     0.64      0.75
1999........................................................   0.85     0.61      0.72
2000........................................................   0.93     0.74      0.84
2001........................................................   0.87     0.60      0.73
2002 (through June 6).......................................   0.78     0.65      0.73
---------------------------------------------------------------------------------------

On June 6, 2002, the closing spot price of copper cathode on the LME and the COMEX was $0.77 and $0.78 per pound, respectively.

Any material change in the price we receive for copper, or in our unit production costs, has a significant effect on our results. Our share of current annual production, after our recently announced curtailments, is approximately
2.0 billion pounds of copper. Accordingly, each 1 cent per pound change in our average annual realized copper price, or in average annual unit production costs, causes a variation in annual operating income before taxes of approximately $20 million. Consequently, low copper prices may reduce the value of our equity securities and a sustained and uninterrupted period of unusually low copper prices could reduce our ability to pay principal and interest on our debt, dividends on our MEDS, or meet our other obligations.

While we have from time to time in the past entered into limited hedging arrangements to reduce a portion of our exposure to the volatility of commodity market prices, we may not do so in the future. In addition, depending upon the specific arrangements, market conditions and other factors, these hedging arrangements, if entered into, could reduce the earnings or cash flow that we otherwise might realize or could result in losses. We did not have any outstanding copper price protection contracts on June 6, 2002.

Molybdenum, like copper, is characterized by volatile and cyclical prices. Prices are influenced by worldwide economic conditions, world supply/demand balances, inventory levels, the U.S. dollar exchange rate, production costs of U.S. and foreign competitors, and other factors. Molybdenum consumption depends heavily on worldwide demand from the specialty steel industry and, to a lesser extent, on chemical applications. A substantial portion of world molybdenum production is a by-product of copper mining, which is relatively insensitive to molybdenum prices. Due to declining consumption, following a brief period of rising prices in the first half of 2001, prices reversed direction and weakened throughout the second half of the year. Platts Metals Week dealer oxide prices averaged $2.36 per pound for 2001, in contrast to 2000 and 1999 average prices of $2.51 per pound and $2.66 per pound, respectively. We received an average realized price of $3.64 per pound for molybdenum products in 2001, reflecting the broad mix of upgraded molybdenum products as well as oxide (technical grade molybdic oxide). Platts Metals Week dealer oxide prices averaged $2.74 per pound in the first quarter of 2002.

INCREASED ENERGY COSTS COULD REDUCE OUR PROFITABILITY OR RESULT IN LOSSES.

Energy, including electricity, diesel fuel and natural gas, represents a significant portion of the production costs for our operations. The principal sources of energy for our mining operations are purchased petroleum products, natural gas and electricity. Our wire and cable and specialty chemicals operations generally use purchased electricity and natural gas as their principal sources of energy. In addition, the price of residual oil feedstock is a significant factor in the cost of our specialty chemicals products because the carbon black we produce is made primarily from heavy residual oil.

During 2000 and 2001, our operations were adversely affected by increased energy costs. In response to the volatile energy markets, we implemented a power cost stabilization plan in early 2001 that reduced electricity-related costs at our U.S. mining operations. Additionally, to mitigate our exposure to increases in diesel fuel and natural gas prices, we entered into price protection programs in late 2000 and early 2001 designed to protect us against significant upward movements in prices while maintaining the flexibility to participate in any favorable price movement.

Energy will continue to represent a significant portion of the production costs for our operations, and we may be negatively impacted by future energy availability issues or increases in energy prices. If we are unable to procure sufficient energy at reasonable prices in the future, it could reduce the earnings or cash flow that we otherwise might realize or could result in losses.

WE MAY NOT REALIZE THE REDUCTIONS IN OUR COPPER PRODUCTION COSTS AND OTHER IMPROVEMENTS PROJECTED FOR OUR QUEST FOR ZERO OPERATIONAL IMPROVEMENT PROGRAM.

Our unit cost structure for copper production is higher than those of some major producers outside the United States due to lower ore grades, higher labor costs and, in some cases, stricter regulatory requirements. To address this situation, in May 2001 we commenced Quest for Zero, our company-wide, comprehensive lean-production program, which we believe will narrow these cost disadvantages with respect to a number of our international competitors. Phelps Dodge Mining Company is aggressively pursuing its target of an all-in 60 cents per pound implied unit cost of copper production by the end of 2003, which is at the heart of our Quest for Zero program.

Overall, the Quest for Zero program is designed to result in $400 million of annual operating income improvements by the end of 2003 and reduce our overall cost structure. $55 million of improvements were achieved in 2001. Based on $44 million of improvements achieved in the first quarter of 2002, the annualized run-rate was $175 million as of March 31, 2002. Should we fail to achieve our targets, our earnings may be lower or we may suffer losses.

ENVIRONMENTAL AND REGULATORY COMPLIANCE MAY IMPOSE SUBSTANTIAL COSTS ON US.

Our mining operations and exploration activities, both inside and outside the United States, are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is also subject to risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Compliance with these laws and regulations imposes substantial costs and subjects the company to significant potential liabilities.

Our operations in the United States are subject to stringent federal, state and local laws and regulations relating to improving or maintaining environmental quality. Our global operations are also subject to many environmental protection laws. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago. The federal Clean Air Act has had a significant impact, particularly on our smelters and power plants. The amended federal Bureau of Land Management regulations governing mined land reclamation for mining on federal lands will likely increase our regulatory obligations and compliance costs over time with respect to mine closure reclamation. We are also subject to state laws and regulations that establish requirements for mined land reclamation and financial assurance. Costs associated with environmental and regulatory compliance have increased over time, and we expect these costs to continue to rise in the future. In addition, the costs of environmental obligations may exceed the reserves we have established for such liabilities.

MINE CLOSURE REGULATIONS MAY IMPOSE SUBSTANTIAL COSTS ON US.

We are pursuing approval of reclamation plans for our Chino, Tyrone and Cobre operations in the State of New Mexico. The cost estimate to implement the draft plan proposed jointly by us and the State for Chino is $386 million on an undiscounted basis. Based upon our understanding of the State's position, the net present value of the obligation when adjusted to reflect appropriate escalation and discount rates is approximately $180 million to $200 million. We are negotiating with the State regarding the amount of financial assurance required to cover the cost estimate. The final plan is subject to the public hearing process, consideration of public comments and any judicial appeals, and a portion of the plan will require a waiver of certain mining standards as authorized by the New Mexico Mining Act.

The State has proposed a plan for Tyrone with a cost estimate of $440 million and with a financial estimate based on an adjusted net present value of $267 million. We believe the more appropriate cost estimate and actual reclamation costs for the Tyrone operation should be comparable to the Chino plan, and the differences in valuation will be the subject of the public hearing process. We expect the cost estimate for the Cobre plan to be approximately $40 million. These final plans, and their associated costs, are also subject to the public hearing process, consideration of public comments and any judicial appeals. Based on the current schedule, the obligations to post additional financial assurance under the proposed reclamation plans for the New Mexico sites will become effective in October 2002.

The cost estimate to implement reclamation plans for our Arizona operations is approximately $70 million. These reclamation plans were approved by the State of Arizona in 1997. They are reviewed and accepted annually, most recently in March 2002.

Although it will not affect the amount of required financial assurance, the actual implementation cost for the reclamation plans may vary significantly from the cost estimate based on a variety of factors, including changes in legal standards over time, potential cost savings from use of our own personnel and equipment (by law, the cost estimate assumes use of third-party contractors to complete the work), advances in technology and reclamation techniques, and possible improvements in site preparation.

New Mexico's mined land reclamation law requires that all companies deliver financial assurance. Surety bonds are the traditional source of financial assurance. However, the cost of surety bonds has increased significantly during the past year and many surety companies are now requiring an increased level of collateral supporting the bonds. The surety bond market has become volatile and may not have sufficient capacity to meet our maximum possible exposure. In addition, if we fail to maintain our investment grade rating, a risk discussed in the paragraph below, our ability to obtain surety bonds in the market could be limited further. If we are unable to satisfy our financial assurance obligations in New Mexico with surety bonds, we will be required to obtain one or more alternative forms of financial assurance, or a combination thereof, such as letters of credit, pledges of real property, or cash deposits (which cash deposits could require that we incur additional debt).

Arizona permits a company to satisfy its financial assurance requirements by demonstrating sufficient financial strength rather than buying surety bonds. To date we have demonstrated our financial strength through our investment grade bond rating and by meeting certain balance sheet tests. However, our ratings are presently one level above non-investment grade and we have been placed on negative outlook for a possible downgrade by Moody's. Standard & Poor's affirmed our current rating in April 2002. If we fail to maintain an investment grade rating, we will need to provide financial assurance in Arizona by purchasing surety bonds, or to the extent surety bonds are not available to us, by another form of financial assurance.

THE BUSINESS OF MINING IS SUBJECT TO MANY RISKS.

The business of mining is subject to a number of risks and hazards, including:

       - unanticipated ground and water conditions and adverse claims to water rights;

       - geological problems;

       - metallurgical and other processing problems;

       - the occurrence of unusual weather or operating conditions and other force majeure events;

       - lower than expected ore grades;

       - accidents;

       - delays in the receipt of or failure to receive necessary government permits;

       - delays in transportation;

       - labor relations;

       - unavailability of materials and equipment; and

       - the failure of equipment or processes to operate in accordance with specifications or expectations.

The risks associated with mining described above could cause personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Some of these risks also impact our non-mining operations. Although we maintain and intend to continue to maintain property and liability insurance, some risks cannot be insured, and our insurance contains exclusions and limitations on coverage and may be unavailable in some circumstances.

OUR OPERATIONS OUTSIDE THE UNITED STATES ARE SUBJECT TO THE RISKS OF DOING BUSINESS IN FOREIGN COUNTRIES.

In 2001, our international operations provided 22% of Phelps Dodge Mining Company's sales and reduced its operating loss by 8%, and provided 64% and 67% of Phelps Dodge Industries' sales and operating income, respectively. These non-U.S. activities are conducted in Canada, Latin America, Europe, Asia and Africa, and are subject to certain political and economic risks, including:

       - political instability and civil strife;

       - changes in foreign laws and regulations, including those relating to the environment, labor and tax;

       - foreign currency fluctuations;

       - expropriation or nationalization of property;

       - exchange controls; and

       - import, export and trade regulations.

ORE RESERVE LEVELS ARE SUBJECT TO UNCERTAINTY.

There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. The reserve data incorporated by reference in this prospectus supplement and the accompanying prospectus are in large part only estimates. The volume and grade of reserves recovered and rates of production may be less than anticipated.

Declines in the market price of a particular metal also may render the exploitation of reserves containing relatively lower grades of mineralization uneconomical. If the price we realized for a particular commodity were to decline substantially below the price at which ore reserves were calculated for a sustained period of time, we could experience reductions in reserves and asset write-downs. Under some such circumstances, we may discontinue the development of a project or mining at one or more properties. Further, changes in operating and capital costs and other factors, including but not limited to short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may reduce reserves.

PURCHASERS OF OUR MEDS WILL BEAR THE RISK OF A DECLINE IN THE MARKET PRICE OF OUR COMMON SHARES.

The market price of our common shares on August 15, 2005 may be less than $40 per share, which we call the initial price. If that market price is less than the initial price, then holders of our MEDS will receive our common shares on August 15, 2005 with a market price that is less than the initial price. Accordingly, a holder of our MEDS will bear the entire risk that the market price of our common shares may decline. Any such decline in the market price of our common shares may be substantial.

THE OPPORTUNITY FOR EQUITY APPRECIATION PROVIDED BY AN INVESTMENT IN OUR MEDS IS LESS THAN THAT PROVIDED BY A DIRECT INVESTMENT IN OUR COMMON SHARES.

The market value of our common shares you will receive upon mandatory conversion on the conversion date will exceed the stated amount of $100 per MEDS only if the average market price equals or exceeds the threshold appreciation price of $48. The threshold appreciation price represents an appreciation of 20% over the initial price. Therefore, the opportunity for equity appreciation provided by an investment in our MEDS is less than that provided by a direct investment in our common shares. If the average market price of our common shares exceeds the initial price but is less than the threshold appreciation price, a holder of our MEDS will realize no equity appreciation on our common shares. Furthermore, if the average market price exceeds the threshold appreciation price, the value of the common shares received upon conversion will be approximately 83.33% of the value of the common shares that could be purchased with $100 at the time of the offering.

THE TRADING PRICE FOR OUR COMMON SHARES WILL DIRECTLY AFFECT THE TRADING PRICE FOR OUR MEDS.

To the extent there is a secondary market for our MEDS, the trading price of our common shares will directly affect the trading price of our MEDS. It is impossible to predict whether the price of our common shares will rise or fall. Our credit quality, operating results, economic and financial prospects, and other factors will affect the trading price of our common shares. In addition, market conditions can affect the capital markets generally, therefore affecting the price of our common shares. These conditions may include the level of, and fluctuations in, the trading prices of stocks generally and sales of substantial amounts of our common shares in the market after the offerings or the perception that those sales could occur.

YOU MAY SUFFER DILUTION OF OUR COMMON SHARES ISSUABLE UPON CONVERSION OF OUR
MEDS.

The number of our common shares issuable upon conversion of our MEDS is subject to adjustment only for share splits and combinations, share dividends and specified other transactions. The number of our common shares issuable upon conversion is not subject to adjustment for other events, such as employee stock option grants, offerings of our common shares for cash, or in connection with acquisitions or other transactions which may reduce the price of our common shares. The terms of our MEDS do not restrict our ability to offer common shares in the future or to engage in other transactions that could dilute our common shares. We have no obligation to consider the interests of the holders of our MEDS in engaging in any such offering or transaction.

PURCHASERS OF OUR MEDS MAY SUFFER DILUTION OF OUR MEDS UPON THE ISSUANCE OF A NEW SERIES OF PREFERRED SHARES RANKING EQUALLY WITH THE MEDS SOLD IN THIS OFFERING.

The terms of our MEDS do not restrict our ability to offer a new series of preferred shares that ranks equally with our MEDS in the future or to engage in other transactions that could dilute our MEDS. We have no obligation to consider the interests of the holders of our MEDS in engaging in any such offering or transaction.

IF YOU PURCHASE OUR MEDS, YOU WILL HAVE NO RIGHTS AS A COMMON SHAREHOLDER UNTIL THE MEDS ARE CONVERTED INTO OUR COMMON SHARES.

Until you acquire our common shares upon conversion, you will have no rights with respect to our common shares, including voting rights (except as required by applicable state laws and as described under "Description of the MEDS--Voting Rights"), rights to respond to tender offers and rights to receive any dividends or other distributions on our common shares. Upon conversion, you will be entitled to exercise the rights of a holder of common shares only as to actions for which the record date occurs after the conversion date.

NO MARKET FOR OUR MEDS CURRENTLY EXISTS. AN ACTIVE TRADING MARKET FOR OUR MEDS MAY NOT DEVELOP.

The MEDS are a new issue of securities for which no market currently exists. If our MEDS are traded after their initial issuance, they may trade at a discount from the public offering price, depending on prevailing interest rates, the market for similar securities, the trading price of our common shares and other factors. A holder of MEDS may not be able to sell them in the future, and any sale of MEDS may be at a price equal to or less than the public offering price of the MEDS. An active market may not develop or be maintained for the MEDS. The underwriters currently intend to make a market in the MEDS, subject to applicable law and regulations. However, the underwriters are not obligated to do so and may discontinue any market making at any time without notice.

                            PHELPS DODGE CORPORATION

We are the world's second largest producer of copper. We are also the world's largest producer of molybdenum and continuous-cast copper rod, and are ranked among the world's largest producers of carbon black and magnet wire. We were incorporated under the laws of New York in 1885. On October 16, 1999, we acquired Cyprus Amax Minerals Company thereby enhancing our copper assets with significant operations in the United States and South America.

Phelps Dodge consists of two divisions: (i) Phelps Dodge Mining Company and (ii) Phelps Dodge Industries.

(i) Phelps Dodge Mining Company is a business segment that includes our worldwide copper operations from mining through rod production, marketing and sales; molybdenum operations from mining through manufacturing, marketing and sales; other mining operations and investments; and worldwide mineral exploration and development programs.

(ii) Phelps Dodge Industries includes our specialty chemicals segment and our wire and cable segment.

The following discussion is based on the description of our business and properties included in our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and more extensive information concerning us is contained in such reports. See "Incorporation by Reference" in the accompanying Prospectus.

PHELPS DODGE MINING COMPANY

Phelps Dodge Mining Company is our international business segment that comprises a group of companies involved in vertically integrated copper operations including mining, concentrating, electrowinning, smelting and refining, rod production, marketing and sales, and related activities. Copper is sold primarily to others as rod, cathode or concentrates, and as rod to our wire and cable segment. In addition, Phelps Dodge Mining Company at times smelts and refines copper and produces copper rod for customers on a toll basis. It is also an integrated producer of molybdenum, with mining, roasting and processing facilities producing molybdenum concentrate as well as metallurgical and chemical products. In addition, it produces gold, silver, molybdenum, copper sulfate, rhenium and copper chemicals as by-products, and sulfuric acid from its air quality control facilities. This business segment also includes worldwide mineral exploration and development programs and a process technology center that directs its activities at improving existing processes and developing new cost-competitive technologies.

We produce copper concentrate from open-pit mines and concentrators located in Bagdad and Green Valley, Arizona; Silver City, New Mexico; and near Copiapo, Chile. We produce electrowon copper cathode at solution extraction/electrowinning (SX/EW) operations in Morenci, Miami, Bagdad and Green Valley, Arizona; near Tyrone and Silver City, New Mexico; near Arequipa, Peru; and near Calama, Chile.

In 2001, Phelps Dodge Mining Company produced 1,160,100 tons of copper in concentrate and electrowon form for our account from worldwide mining operations, and an additional 250,800 tons of such copper for the accounts of our minority interest joint-venture partners. Production of copper for our own account from our U.S. operations constituted approximately 52% of the copper mined in the United States in 2001. Much of our U.S. cathode copper production, together with additional copper purchased from others, is used to produce continuous-cast copper rod, the basic feed for the electrical wire and cable industry.

We are the world's leading producer of copper using the SX/EW process. In 2001, we produced a total of 910,000 tons of cathode copper at our SX/EW facilities, compared with 806,300 tons in 2000 and 511,500 tons in 1999. SX/EW is a cost-effective process of extracting copper from certain types of ores. SX/EW is a major factor in our continuing efforts to maintain internationally competitive costs. Our total annual capacity of electrowon copper cathode production is currently 410,000 tons at Morenci, 248,000 tons at El Abra (Chile), 75,000 tons at Chino, 75,000 tons at Tyrone, 105,000 tons at Miami, 92,000 tons at Cerro Verde (Peru), 16,000 tons at Bagdad and 35,000 tons at Sierrita (Green Valley).

We own and operate a copper smelter in Miami, Arizona, and, through Chino Mines Company, operate the Chino smelter in Hurley, New Mexico. We own a two-thirds interest in Chino Mines Company. We smelt virtually all of our share of our U.S. copper concentrate production and occasionally some concentrate production from Candelaria (Chile).

We refine our share of anode copper production from our smelters at our refineries in El Paso, Texas, and Miami, Arizona. Our Miami refinery has an annual production capacity of about 200,000 tons of copper cathode, and the El Paso refinery has an annual production capacity of about 450,000 tons of copper cathode.

We are the world's largest producer of continuous-cast copper rod, the basic feed for the electrical wire and cable industry. Most of our refined copper, and additional purchased copper, is converted into rod at our continuous-cast copper rod facilities in El Paso, Texas; Norwich, Connecticut; Miami, Arizona; and Chicago, Illinois. Our four plants have a collective annual capacity to convert more than 1.1 million tons of refined copper into rod and other refined copper products.

We own the underground Henderson molybdenum mine near Empire, Colorado. The operation consists of an underground block-caving mine where molybdenite ore is mined and transported to a conventional sulfide mill. The concentrator is capable of operating at a rate of 32,000 tons of ore per day, producing molybdenum disulfide concentrate containing up to 58% molybdenum. Most of the concentrate is shipped to our Fort Madison roasting and chemical processing facility in Iowa where a number of different products are made for final sale to customers. A portion of Henderson's production is sold to customers as molybdenum disulfide.

Molybdenum concentrate also is produced as a by-product at several of our U.S. copper operations. The concentrate is roasted to produce molybdenum oxide at one of our three roasting operations, and various molybdenum metallurgical and chemical products are produced at our four conversion facilities.

PHELPS DODGE INDUSTRIES

Phelps Dodge Industries is our manufacturing division comprising two business segments that produce engineered products principally for the global energy, telecommunications, transportation and specialty chemicals sectors. Its operations are characterized by products with significant market share, internationally competitive costs and quality, and specialized engineering capabilities. The two segments are specialty chemicals and wire and cable.

SPECIALTY CHEMICALS SEGMENT

Columbian Chemicals, headquartered in Marietta, Georgia, is an international producer and marketer of carbon blacks. At Columbian Chemicals, we produce a full range of rubber and industrial carbon blacks in 12 plants worldwide, with approximately 40% of our production in North America and the remaining 60% at facilities in Europe, Asia and Latin America. Our rubber carbon blacks improve the tread wear and durability of tires and extend the service lives of many rubber products such as belts and hoses. Our industrial carbon blacks are used in such diverse applications as pigmentation of coatings, inks and plastics; ultraviolet stabilization of plastics; and as conductive insulation for wire and cable.

WIRE AND CABLE SEGMENT

The wire and cable segment, headquartered in Coral Gables, Florida, consists of three worldwide product line businesses and a shared support services operation. The three product line businesses are magnet wire, energy and telecommunications cables, and specialty conductors.

Magnet wire, the insulated conductor used in most electrical motors, is manufactured at three plants in the United States as well as facilities in Austria, Mexico and Zambia. Energy and telecommunication cables for international markets are manufactured in factories located in 10 countries. We have majority interests in companies with production facilities in seven countries--Brazil, Chile, Costa Rica, Honduras, Thailand, Venezuela and Zambia. We also have minority interests in companies located in Hong Kong and Thailand, accounted for on the equity basis, and in companies located in Greece and India, accounted for on the cost basis. We manufacture specialty conductors at four plants in the United States and market these products to the aerospace, automotive, biomedical, computer and consumer electronics markets. The principal products are highly engineered conductors of copper and copper alloy wire electroplated with silver, tin or nickel for sophisticated, specialty product niches.

                                USE OF PROCEEDS

We estimate the net proceeds from our sale of MEDS in this offering, after deducting estimated expenses of $700,000, to be approximately $193.3 million. In addition, we expect to receive net proceeds of approximately $398.7 million from our concurrent common shares offering after deducting estimated expenses. We intend to use the net proceeds of the offerings to repurchase or repay our outstanding debt securities through tender offers, open market purchases, privately negotiated transactions or otherwise in order to reduce interest costs, reduce debt and better coordinate debt maturities with potential growth opportunities. Our ability to effect such repurchases or repayments on acceptable terms will depend upon numerous factors including market conditions. To the extent we are unable to effect such repurchases or repayments on acceptable terms, we may also use a portion of the proceeds for other general corporate purposes. Pending such application, the proceeds will be invested temporarily in short-term marketable securities.

                                 CAPITALIZATION

The following table sets forth our short-term debt and total capitalization at March 31, 2002, on an actual basis and on an as adjusted basis. The as adjusted data are presented in two columns. The "As Adjusted" pro forma column reflects this offering and the use of the estimated net proceeds from this offering to repurchase some of our outstanding debt securities. The "As Further Adjusted" pro forma column reflects both this offering and the concurrent common shares offering and the use of the estimated net proceeds from this offering and the concurrent common share offering to repurchase some of our outstanding debt securities.

No other change in our consolidated capitalization since March 31, 2002 is reflected in the table. The financial data at March 31, 2002 in the following table are derived from our unaudited financial statements at and for the quarter ended March 31, 2002. The following data are qualified in their entirety by our financial statements and other information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference.

----------------------------------------------------------------------------------------------
                                                                                MARCH 31, 2002
                                                              --------------------------------
                                                                            AS      AS FURTHER
                                                               ACTUAL    ADJUSTED    ADJUSTED
----------------------------------------------------------------------------------------------
                                                                       (IN MILLIONS)
Short-term debt:
   Short-term debt..........................................  $   54.5   $   54.5    $   54.5
   Current portion of long-term debt........................     261.3      261.3       261.3
                                                              --------------------------------
      Total.................................................     315.8      315.8       315.8
                                                              --------------------------------
Long-term debt..............................................   2,515.2    2,321.9     1,923.2
Minority interest in consolidated subsidiaries..............      59.6       59.6        59.6
6.75% Series A Mandatory Convertible Preferred Shares, $1.00
      par value per share, no shares outstanding actual, 2.0
      million outstanding as adjusted.......................         -      193.3       193.3
Common shares, $6.25 par value per share, 200.0 million
      shares authorized, 78.7 million shares outstanding
      actual, shares outstanding as adjusted................     492.0      492.0       554.5
Other equity................................................   2,186.9    2,186.9     2,523.1
                                                              --------------------------------
      Total long-term debt, minority interest in
         consolidated subsidiaries, preferred shares, common
         shares and other equity............................   5,253.7    5,253.7     5,253.7
                                                              --------------------------------
         Total Capitalization...............................  $5,569.5   $5,569.5    $5,569.5
----------------------------------------------------------------------------------------------

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for the periods indicated:

--------------------------------------------------------------------------------------------------
                                  THREE MONTHS ENDED
                                      MARCH 31,                  YEARS ENDED DECEMBER 31,
                                  ------------------    ------------------------------------------
                                       2002(B)          2001(C)    2000    1999(D)    1998    1997
--------------------------------------------------------------------------------------------------
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Share Dividends(a)............           --              --      1.3        --      4.4     8.2
--------------------------------------------------------------------------------------------------

(a) For purposes of computing the consolidated ratio of earnings to combined fixed charges, earnings consist of income before taxes, minority interests and equity in net earnings (losses) of affiliated companies and cumulative effect of accounting charges. Minority interests in majority-owned subsidiaries were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, and that portion of rental expense which we believe to be representative of interest. We did not pay any preferred share dividends during the periods presented and no preferred shares were outstanding during such periods.

(b) Due to the loss recorded in the three-month period ended March 31, 2002, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $19.9 million to achieve a coverage of 1:1.

(c) Due to the loss recorded in 2001, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $254.9 million to achieve a coverage of 1:1.

(d) Due to the loss recorded in 1999, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $419.3 million to achieve a coverage of 1:1.

                  PRICE RANGE OF PHELPS DODGE'S COMMON SHARES
                              AND DIVIDEND POLICY

Our common shares are listed on the New York Stock Exchange under the symbol
"PD."

The following table sets forth the range of high and low closing sale prices of our common shares for the periods indicated, as reported by the New York Stock Exchange.

-----------------------------------------------------------------------------
                                                               HIGH     LOW
-----------------------------------------------------------------------------
First Quarter Ended 3/31/99.................................  $61.31   $41.88
Second Quarter Ended 6/30/99................................  $70.63   $48.88
Third Quarter Ended 9/30/99.................................  $66.94   $54.00
Fourth Quarter Ended 12/31/99...............................  $67.31   $50.56

First Quarter Ended 3/31/00.................................  $73.00   $44.25
Second Quarter Ended 6/30/00................................  $53.00   $36.06
Third Quarter Ended 9/30/00.................................  $46.75   $36.50
Fourth Quarter Ended 12/31/00...............................  $57.00   $40.00

First Quarter Ended 3/31/01.................................  $55.69   $39.55
Second Quarter Ended 6/30/01................................  $51.00   $37.82
Third Quarter Ended 9/30/01.................................  $41.84   $25.74
Fourth Quarter Ended 12/31/01...............................  $37.25   $26.30

First Quarter Ended 3/31/02.................................  $42.51   $30.50
Second Quarter (through 6/6/02).............................  $42.10   $33.50
-----------------------------------------------------------------------------

As of June 6, 2002, there were approximately 28,532 holders of record of our common shares.

During 1999 and 2000, the quarterly dividend rate was 50 cents on each common share. Beginning in the second quarter of 2001, the dividend was reduced to 12.5 cents on each common share. The dividend was eliminated in the fourth quarter of 2001.

                         SELECTED FINANCIAL INFORMATION

With the exception of data as to Copper listed below, the following financial information for each of the five years in the period ended December 31, 2001, has been derived from our consolidated financial statements, audited by PricewaterhouseCoopers LLP, independent accountants, and previously filed with the Securities and Exchange Commission. The summary financial information in the table below as of and for the three months ended March 31, 2001 and 2002, is unaudited but in the opinion of management includes all adjustments necessary for a fair presentation. The following information should be read in conjunction with our consolidated financial statements and related notes, which are incorporated by reference. See "Incorporation by Reference" in the accompanying prospectus.

--------------------------------------------------------------------------------------------------------------------------
                                                THREE MONTHS ENDED
                                                     MARCH 31,                      YEAR ENDED DECEMBER 31,
                                                -------------------   ----------------------------------------------------
                                                2002(A)    2001(B)    2001(C)    2000(D)    1999(E)    1998(F)    1997(G)
--------------------------------------------------------------------------------------------------------------------------
                                                (DOLLARS IN MILLIONS, EXCEPT FOR PER SHARE AND PER POUND FOR COPPER PRICE)
STATEMENT OF OPERATIONS DATA
Sales and other operating revenues............  $  918.5   $1,100.7   $4,002.4   $4,525.1   $3,114.4   $3,063.4   $3,914.3
Operating income (loss).......................       7.0       34.4      (44.9)     237.0     (315.6)     422.7      611.0
Net income (loss)(h)..........................     (27.7)      14.2     (275.0)      29.0     (257.8)     190.9      408.5
Diluted earnings (loss) per share(h)..........  $  (0.35)  $   0.18   $  (3.50)  $   0.37   $  (4.19)  $   3.26   $   6.63
BALANCE SHEET DATA (AT PERIOD END)
Current assets................................  $1,583.1   $1,611.2   $1,504.2   $1,507.6   $1,693.4   $  980.0   $1,051.1
Total assets..................................   7,569.7    7,907.6    7,618.8    7,830.8    8,229.0    5,036.5    4,965.2
Total debt....................................   2,831.0    2,850.2    2,851.0    2,687.7    2,755.0    1,021.0    1,003.3
Long-term debt................................   2,515.2    1,853.2    2,522.0    1,963.0    2,172.5      836.4      857.1
Shareholders' equity..........................   2,678.9    3,033.9    2,707.2    3,105.0    3,276.8    2,587.4    2,510.4
OTHER DATA
Net cash provided by (used in) operating
   activities.................................  $  110.2   $   (9.9)  $  302.7   $  511.2   $  204.5   $  378.4   $  764.6
Capital expenditures and investments..........      22.8      123.5      311.0      422.3      240.4      668.3      789.2
Depreciation, depletion and amortization......     105.6      116.5      465.3      464.2      329.1      293.3      283.7
Common dividends declared.....................        --       39.4       59.1      157.5      124.3      117.3      122.7
DIVISION RESULTS
Phelps Dodge Mining Company operating income
   (loss).....................................  $   21.3   $   (5.1)  $  (92.2)  $  243.3   $ (301.0)  $  110.3   $  459.2
Phelps Dodge Industries operating income......      16.0       26.7       74.0       70.3       49.7      353.6      207.8
COPPER
Copper production (own production--thousand
   tons)(i)...................................     257.2      294.2    1,160.1    1,200.3      890.1      874.0      812.1
Copper sales (own production--thousand
   tons)(i)...................................     268.5      289.7    1,170.8    1,200.6      884.2      876.3      812.8
LME copper price (per pound)(j)...............  $   0.71   $   0.80   $   0.72   $   0.82   $   0.71   $   0.75   $   1.03
COMEX copper price (per pound)(k).............  $   0.72   $   0.82   $   0.73   $   0.84   $   0.72   $   0.75   $   1.04
Implied unit cost of copper production (per
   pound)(i)(l)...............................  $   0.69   $   0.81   $   0.75   $   0.72   $   0.67   $   0.68   $   0.73
Commercially recoverable copper reserves
   (million tons)(i)(m).......................        --         --       23.0       24.1       24.4       14.5       13.7
--------------------------------------------------------------------------------------------------------------------------

Notes:

(a) For the three months ended March 31, 2002:

       - SPECIAL ITEMS AND PROVISIONS

       In the 2002 first quarter, reported amounts include an after-tax special charge of $22.9 million, or 29 cents per common share, for the cumulative effect of an accounting change relating to the accounting of goodwill and intangible assets; a net after-tax charge of $12.1 million, or 15 cents per common share, for environmental provisions; and a write-down of a cost basis investment of $0.4 million; partially offset by an after-tax special gain of $13.1 million, or 16 cents per common share, net of fees and expenses, in recoveries associated with insurance settlements reached with companies on historic environmental claims; and a tax benefit of $38.5 million, or 49 cents per common share, recorded as a special item, associated with the carry-back of 2001 net operating losses resulting from the March enactment of the Job Creation and Worker Assistance Act of 2002.

       - BENEFIT FOR TAXES ON INCOME

       Our income tax benefit for the 2002 first quarter comprised the following: (i) a tax benefit of $38.5 million, or 49 cents per common share, recorded as a special item, associated with the carry-back of 2001 net operating losses resulting from the March enactment of the Job Creation and Worker Assistance Act of 2002; (ii) a tax benefit of $12.9 million, or 17 cents per share, recognized for first quarter 2002 net operating losses that, based on the new tax legislation, may also be carried back to recover prior years' taxes paid; and (iii) an expense of $11.7 million, or 15 cents per share, for taxes on earnings at international operations.

       - ADOPTION OF NEW ACCOUNTING STANDARD--GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS NO. 142)

       Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As of December 31, 2001, we had goodwill of $115.2 million less amortization of $26.7 million for Columbian Chemicals and goodwill of $70.8 million less accumulated amortization of $16.2 million for wire and cable, for a total of $143.1 million, net. Upon completion of the transitional impairment tests, the implied fair value of goodwill at three of our international wire and cable reporting units was determined to be less than the reporting units' carrying amount. This impairment loss recognized upon adoption of SFAS No. 142 was $33.0 million, pre-tax ($22.9 million after-tax), and has been recognized as a cumulative effect of a change in accounting principle. The pro forma effect of not amortizing goodwill on the first quarter of 2001 would have reduced goodwill amortization expense $1.9 million, increased net income $1.5 million, and increased basic and diluted earnings per share by 2 cents. For further discussion of our adoption of SFAS No. 142, refer to our consolidated financial statements and related notes included in our Form 10-Q for the quarter ended March 31, 2002.

(b) In the 2001 first quarter, reported amounts include an after-tax special gain of $30.9 million, or 40 cents per common share, net of fees and expenses, in recoveries associated with insurance settlements reached on historic environmental liability claims; partially offset by a $2.0 million charge, or 3 cents per common share, for the cumulative effect of an accounting change.

(c) For the year ended December 31, 2001, reported amounts include after-tax, special provisions of $29.8 million, or 38 cents per common share, for restructuring activities; a net after-tax special charge for environmental provisions of $31.1 million, or 40 cents per common share; an after-tax special charge of $3.3 million, or 4 cents per common share, to write down the closed Hopkinsville, Kentucky, magnet wire facility; a $12.9 million charge, or 16 cents per common share, for recognition of impairment on a cost and equity investment; an after-tax special charge of $5.9 million, or 7 cents per common share, for miscellaneous corporate items; and an after-tax special charge of $2.0 million, or 3 cents per common share, to record the cumulative effect of accounting change relating to the accounting for derivative instruments; partially offset by net after-tax insurance recoveries of $61.8 million, or 79 cents per common share; an after-tax special gain of $39.9 million, or 51 cents per common share, on the sale of our 50% interest in the Sossego Project; and an after-tax special gain of $5.8 million, or 7 cents per common share, primarily for interest income on prior years' tax refunds.

For further discussion, refer to our consolidated financial statements and related notes included in our Form 10-K for the year ended December 31, 2001.

(d) For the year ended December 31, 2000, reported amounts include after-tax, special provisions of $56.4 million, or 72 cents per common share, for restructuring activities; offset by an income tax refund and related interest of $10.1 million, or 13 cents per common share; and an insurance settlement refund of $3.0 million, or 4 cents per common share, relating to a former Cyprus Amax coal property.

(e) For the year ended December 31, 1999, reported amounts include after-tax, special provisions of $224.3 million, or $3.64 per common share, for asset impairments; $17.8 million, or 29 cents per common share, reflecting provisions for environmental costs; $63.9 million, or $1.04 per common share, for costs associated with restructuring activities; and $3.5 million, or 6 cents per common share, for the cumulative effect of an accounting change relating to the accounting for start-up costs, partially offset by an after-tax special gain of $30.0 million, or 49 cents per common share, for an adjustment of prior year's taxes. We acquired Cyprus Amax Minerals Company on October 16, 1999.

(f) For the year ended December 31, 1998, reported amounts include an after-tax special gain of $131.1 million, or $2.24 per common share, from the disposition of Accuride Corporation; an after-tax special loss of $26.4 million, or 45 cents per common share, from the sale of our 44.6% interest in a South African mining company; and a special, after-tax provision of $5.6 million, or 10 cents per common share, for curtailments and indefinite closures primarily at Phelps Dodge Mining Company.

(g) For the year ended December 31, 1997, reported amounts include after-tax special charges of $29.0 million, or 47 cents per common share, reflecting provisions for environmental costs, an early retirement program and asset dispositions.

(h) Effective January 1, 2002, we adopted SFAS No. 142 as discussed in Note (a). The pro forma effect of not amortizing goodwill on net income (loss) per share for each of the periods presented is as following:

-------------------------------------------------------------------------------------------------------------------
                                                  THREE MONTHS
                                                     ENDED
                                                   MARCH 31,                    YEAR ENDED DECEMBER 31,
                                                  ------------      -----------------------------------------------
                                                      2001           2001      2000      1999       1998      1997
-------------------------------------------------------------------------------------------------------------------
                                                         (DOLLARS IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS)
ADJUSTED NET INCOME (LOSS)......................     $15.7          $(268.8)   $35.7    $(250.8)   $196.0    $414.0
ADJUSTED DILUTED EARNINGS (LOSS) PER SHARE......     $0.20          $ (3.42)   $0.45    $ (4.07)   $ 3.35    $ 6.72
-------------------------------------------------------------------------------------------------------------------

(i) Copper production and reserves and sales include that of Cyprus Amax since October 16, 1999, the effective date of acquisition.

(j) London Metal Exchange annual average spot price per pound--cathodes.

(k) New York Commodity Exchange annual average spot price per pound--cathodes.

(l) Implied unit cost of copper production is based on our all-in operating margin per pound of copper sold (i.e., our operating income (loss) before special items, divided by pounds of Phelps Dodge-mined copper sold, plus or minus the LME copper price).

(m) We calculate commercially recoverable copper reserves annually rather than quarterly.

                            DESCRIPTION OF THE MEDS

The description in this prospectus supplement of the terms of our MEDS is only a summary. The terms of our MEDS are contained in a certificate of amendment that amends our restated certificate of incorporation. Our restated certificate of incorporation is filed as an exhibit to our filings incorporated by reference in the registration statement of which this prospectus supplement is a part and the certificate of amendment will be filed as an exhibit to a Current Report on Form 8-K after the date of this prospectus supplement.

GENERAL

Our restated certificate of incorporation authorizes the issuance of 6,000,000 preferred shares of which no shares are currently issued and outstanding. The MEDS constitute a series of these preferred shares. See "Description of the Preferred Shares" in the accompanying prospectus for a description of our capital stock.

Our MEDS constitute a single series consisting of 2 million preferred shares. The holders of our MEDS will have no preemptive rights. The MEDS will be fully paid and non-assessable.

Our MEDS will rank senior to all of our now outstanding common shares or common shares that we may issue in the future. As of June 6, 2002, there are currently
78.7 million of our common shares outstanding.

The terms of our MEDS restrict our ability to issue capital stock that ranks senior to our MEDS, as discussed below under "Voting Rights."

DIVIDENDS

GENERAL

Dividends on our MEDS will be payable quarterly, if declared, on the 15(th) calendar day (or the following business day if the l5(th) is not a business day) of August, November, February and May of each year (each a "Dividend Payment Date") at the annual rate of $6.75 per MEDS. The initial dividend on the MEDS, for the first dividend period, assuming our issue date is June 12, 2002 will be $1.1813 per MEDS, and will be payable, if declared, on August 15, 2002. Each subsequent quarterly dividend on our MEDS, if declared, will be $1.6875.

The amount of dividends payable on each of our MEDS for each full quarterly period will be computed by dividing the annual dividend rate by four. The amount of dividends payable for any other period that is shorter or longer than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

A dividend period is the period ending on the day before a Dividend Payment Date and beginning on the preceding Dividend Payment Date or, if none, the date of issue. Dividends payable, if declared, on a Dividend Payment Date will be payable to holders of record as they appear on our stock register on the 1(st) calendar day (or the following business day if the 1(st) is not a business day) of the calendar month preceding the month in which the applicable Dividend Payment Date falls.

We are obligated to pay a dividend on our MEDS only if our board of directors or an authorized committee of our board declares the dividend payable and we have assets that legally can be used to pay the dividend.

Dividends on our MEDS will be cumulative. This means that, if our board of directors or an authorized committee of our board fails to declare a dividend, the dividend will accumulate until declared and paid or are forfeited upon optional conversion by the holder.

We are not obligated to pay holders of our MEDS any interest or sum of money in lieu of interest on any dividend not paid on a Dividend Payment Date or any other late payment. We are also not obligated to pay holders of our MEDS any dividend in excess of the full dividends on the MEDS that are payable as described above.

If our board of directors or an authorized committee of our board does not declare a dividend for any dividend period, the board of directors or an authorized committee may declare and pay the dividend on any other date, whether or not a Dividend Payment Date. The persons entitled to receive the dividend in such case will be holders of our MEDS as they appear on our stock register on a date selected by the board of directors or an authorized committee. That date must be not more than 60 days prior to this dividend payment date.

PAYMENT RESTRICTIONS

If we do not pay a dividend on a Dividend Payment Date, then, until all accrued and unpaid dividends are paid and the full quarterly dividend on our MEDS for the current and all prior dividend periods is declared and paid or set apart for payment:

       - We may not take any of the following actions with respect to any of our capital stock that ranks junior to our MEDS as to payment of dividends or the distribution of assets upon winding up, including our common shares:

              - declare or pay any dividend or make any distribution of assets on the junior capital stock, other than dividends or distributions of our capital stock that ranks junior to our MEDS as to payment of dividends and the distribution of assets upon winding up; or

              - redeem, purchase or otherwise acquire the junior capital stock, except upon conversion or exchange for our capital stock that ranks junior to our MEDS as to payment of dividends and the distribution of assets upon winding up.

       - We may not redeem, purchase or otherwise acquire other of our capital stock that ranks equally with our MEDS as to payment of dividends or the distribution of assets upon winding up, except for conversion or exchange for shares of our capital stock that rank junior to our MEDS as to payment of dividends and the distribution of assets upon winding up.

AUTOMATIC CONVERSION OF OUR MEDS

Our MEDS, unless previously converted at your option or upon specified mergers described below, will automatically convert, on August 15, 2005, the "conversion date," into a number of newly issued common shares equal to the conversion rate. Upon conversion, dividends on our MEDS will cease to accrue and we will make arrangements for the payment of cash in respect of accrued and unpaid dividends.

The conversion rate, which is the number of newly issued common shares issuable upon conversion of our MEDS on the conversion date, will, subject to adjustment under certain circumstances as described under "--Anti-Dilution Adjustment" below, be as follows:

       - If the "average market price" of our common shares, which is the average of the closing prices per common share on each of the 20 consecutive trading days ending on the third trading day immediately preceding the conversion date, is equal to or greater than $48.00, which we call the threshold appreciation price, then the conversion rate will be 2.083 of our common shares per MEDS. Accordingly, if the market price for our common shares increases to an amount that is greater than $48.00 on the conversion date, the aggregate market value of our common shares issued upon conversion of each of our MEDS, assuming that this market value is the same as the average market price of our common shares, will be greater than $100.00, and if the market price equals $48.00, the aggregate market value of those shares, assuming that this market value is the same as the average market price of our common shares, will equal $100.00.

       - If the average market price of our common shares is less than $48.00 but greater than $40.00, the conversion rate will be equal to $100.00 divided by the average market price of our common shares per MEDS. Accordingly, if the market price for our common shares increases, but that market price is less than $48.00 on the conversion date, the aggregate market value of our common shares issued upon conversion of each of our MEDS, assuming that this market value is the same as the average market price of our common shares, will equal $100.00.

       - If the average market price of our common shares is less than or equal to $40.00, the conversion rate will be 2.5 of our common shares per MEDS. Accordingly, if the market price for our common shares decreases to an amount that is less than $40.00 on the conversion date, the aggregate market value of our common shares issued upon conversion of each of our MEDS, assuming that the market value is the same as the average market price of our common shares, will be less than $100.00, and if the market price equals $40.00, the average market price of those shares, assuming that this market price is the same as the average market price of our common shares, will equal $100.00.

For purposes of determining the average market price for our common shares, the closing price of our common shares on any date of determination means the closing sale price or, if no closing price is reported, the last reported sale price of our common shares on the New York Stock Exchange on that date. If our common shares are not listed on the New York Stock Exchange on any date, the closing price of our common shares on any date of determination means the closing sales price as reported in the composite transactions for the principal U.S. securities exchange on which our common shares are so listed or quoted, or if our common shares are not so listed or quoted on a U.S. national or regional securities exchange, as reported by the Nasdaq Stock Market, or, if our common shares are not so reported, the last quoted bid price for our common shares in the over-the-counter market as reported by the National Quotation Bureau or similar organization or, if that bid price is not available, the market value of our common shares on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

A trading day is a day on which our common shares:

       - are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

       - have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common shares.

CONVERSION

Conversion into common shares will occur on the conversion date, unless:

       - you have converted prior to the conversion date, in the manner described in "--Conversion at the Option of Holder"; or

       - we are involved in a merger prior to the conversion date in which at least 30% of the consideration for our common shares consists of cash or cash equivalents, and you have converted through an early conversion as described in "--Early Conversion Upon Cash Merger."

On the conversion date, our common shares will then be issued and delivered to you or your designee, upon presentation and surrender of the certificate evidencing our MEDS, if our MEDS is held in certificated form, and payment by you of any transfer or similar taxes payable in connection with the issuance of our common shares to any person other than you.

Prior to the date on which our common shares are issued on conversion, our common shares underlying our MEDS will not be deemed to be outstanding for any purpose and you will have no rights with respect to the common shares, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on our common shares by virtue of holding our MEDS.

CONVERSION AT THE OPTION OF HOLDER

The holders of our MEDS have the right to convert them, in whole or in part, at any time prior to the conversion date, into our common shares at the optional conversion rate of 2.083 of our common shares for each of our MEDS, subject to adjustment as described below. The optional conversion rate is equivalent to a conversion price equal to the threshold appreciation price.

Holders of our MEDS at the close of business on a record date for any payment of dividends will receive the dividend then payable on that MEDS on the corresponding Dividend Payment Date even if optional conversion of our MEDS occurs between that record date and the corresponding Dividend Payment Date. However, if you surrender our MEDS for conversion after the close of business on a record date for any payment of dividends and before the opening of business on the next succeeding Dividend Payment Date, you must include with our MEDS payment of an amount equal to the dividend on our MEDS which is to be paid on that Dividend Payment Date.

Except as described above, upon any optional conversion of our MEDS, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on that MEDS, or for dividends or distributions on our common shares issued upon conversion.

EARLY CONVERSION UPON CASH MERGER

Prior to the conversion date, if we are involved in a merger in which at least 30% of the consideration for our common shares consists of cash or cash equivalents, which we refer to as the "cash merger," then on or after the date of the cash merger each holder of our MEDS will have the right to convert our MEDS at the conversion rate in effect immediately before the cash merger. We refer to this right as the "merger early conversion right." We will provide each of the holders with a notice of the completion of a cash merger within five business days thereof. The notice will specify a date, which shall be not less than 20 nor more than 30 days after the date of the notice, on which the merger early conversion will occur and a date by which each holder's merger early conversion right must be exercised. The notice will set forth, among other things, the applicable conversion rate and the amount of the cash (including amounts for accrued and unpaid dividends), securities and other consideration receivable by the holder upon conversion. To exercise the merger early conversion right, you must deliver to us, on or one business day before the exercise date for the merger early conversion date, the certificate evidencing your MEDS, if our MEDS is held in certificated form. If you exercise the merger early conversion right, we will deliver to you on the merger early conversion date the kind and amount of securities, cash or other property that you would have been entitled to receive if you had converted your MEDS immediately before the cash merger at the conversion rate in effect at such time. If you do not elect to exercise your merger early conversion right, you will receive for your MEDS cash, securities or other property into which our common shares were converted at the conversion rate in effect on the conversion date.

ANTI-DILUTION ADJUSTMENTS

The formula for determining the conversion rate and the number of our common shares to be delivered upon an early conversion may be adjusted if certain events occur, including:

       (1) the payment of a dividend or other distributions on our common shares in common shares;

       (2) the issuance to all holders of our common shares of rights or warrants, other than any dividend reinvestment or share purchase or similar plans, entitling them to subscribe for or purchase our common shares at less than the current market price (as defined below);

       (3) subdivisions, splits and combinations of our common shares;

       (4) distributions to all holders of our common shares or evidences of our indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash);

       (5) distributions consisting exclusively of cash to all holders of our common shares in an aggregate amount that, when combined with (a) other all-cash distributions made within the preceding 12 months and
           (b) the cash and the fair market value, as of the date of expiration of the tender or exchange offer referred to below, of the consideration paid in respect of any tender or exchange offer by us or a subsidiary of ours for our common shares concluded within the preceding 12 months, exceeds 15% of our aggregate market capitalization (such aggregate market capitalization being the product of the current market price of our common shares multiplied by the number of common shares then outstanding) on the date fixed for the determination of shareholders entitled to receive such distribution; and

       (6) the successful completion of a tender or exchange offer made by us or any subsidiary of ours for our common shares that involves an aggregate consideration that, when combined with (a) any cash and the fair market value of other consideration payable in respect of any other tender or exchange offer by us or a subsidiary of ours for our common shares concluded within the preceding 12 months and (b) the aggregate amount of any all-cash distributions to all holders of our common shares made within the preceding 12 months, exceeds 15% of our aggregate market capitalization on the date of expiration of such tender or exchange offer.

The "current market price" per common share on any day means the average of the daily closing prices for the five consecutive trading days preceding the earlier of the day preceding the day in question and the day before the "ex date" with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term "ex date," when used with respect to any issuance or distribution, means the first date on which our common shares trade without the right to receive the issuance or distribution.

In the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common shares to be converted into the right to receive other securities, cash or property, each share of our MEDS then outstanding would, without the consent of the holders of our MEDS, become convertible into such other securities, cash or property instead of our common shares. In such event, on the conversion date the conversion rate then in effect will be applied to the value on the conversion date of the securities, cash or property a holder would have received if it had held the shares covered by our MEDS when the applicable transaction occurred. Holders have the right to settle their obligations under our MEDS early in the event of certain cash mergers as described under "--Early Conversion Upon Cash Merger."

If at any time we made a distribution of property to our common shareholders that would be taxable to the shareholders as a dividend for U.S. federal income tax purposes (that is, distributions, evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock), and, pursuant to the conversion rate adjustment provisions of our MEDS, the conversion rate is increased, that increase may be deemed to be the receipt of taxable income to holders of our MEDS. See "Certain Federal Income Tax Considerations--U.S. Investors--Adjustment of Conversion Rate."

In the case of the payment of a dividend or other distribution on our common shares or shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a "spin-off," the conversion rate in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive that distribution will be increased by multiplying:

       - the conversion rate by

       - a fraction, the numerator of which is current market price of our common shares plus the fair market value, determined as described below, of those shares of capital stock or similar equity interests so distributed applicable to one common share and the denominator of which is the current market price of our common shares.

The adjustment to the conversion rate under the preceding paragraph will occur on the date that is earlier of:

       - the tenth trading day following the effective date of the spin-off; and

       - the date of the securities being offered in the initial public offering of the spin-off, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, "initial public offering" means the first time securities of the same class or type as the securities being distributed in the spin-off are offered to the public for cash.

In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common shares means the average of the closing sale prices of those securities over the first 10 trading days following the effective date of the spin-off. Also, for purposes of such a spin-off, the current market price of our common shares means the average of the closing sales prices of our common shares over the first 10 trading days following the effective date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common shares means the closing sale price of our common shares on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common shares resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as a dividend or distribution for income tax purposes or for any other reasons.

Adjustments to the conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent in the conversion rate. If any adjustment is not required to be made because it would not change the conversion rate by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment.

We will be required, as soon as practicable following the occurrence of an event that requires or permits an adjustment in the conversion rate, to provide written notice to the holders of shares of our MEDS of the occurrence of that event. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to the conversion rate was determined and setting forth the revised conversion rate.

Each adjustment to the conversion rate will result in a corresponding adjustment to the number of our common shares issuable upon conversion of our MEDS.

FRACTIONAL SHARES

No fractional common shares will be issued upon conversion of our MEDS. In lieu of any fractional share otherwise issuable in respect of the aggregate number of shares of our MEDS of any holder which are converted upon automatic conversion or any optional conversion, that holder will be entitled to receive an amount in cash equal to the same fraction of:

       - in the case of automatic conversion, the current market price; or

       - in the case of an optional conversion by a holder, the closing price of our common shares determined as of the second trading day immediately preceding the effective date of conversion.

LIQUIDATION RIGHTS

In the event of the voluntary or involuntary liquidation, dissolution or winding up of Phelps Dodge, the holders of our MEDS will be entitled to receive, out of our assets legally available for distribution to shareholders--before any distribution of assets is made on our common shares or any future class of securities which ranks junior to our MEDS--a liquidating distribution in the amount of $100, plus an amount equal to the sum of all accrued and unpaid dividends, whether or nor earned or declared, for the then-current dividend period and all prior dividend periods.

For the purpose of the preceding paragraph, none of the following will constitute a voluntary or involuntary liquidation, dissolution or winding up of Phelps Dodge:

       - the sale of all or substantially all of the property or business;

       - the merger or consolidation of Phelps Dodge into or with any other corporation; or

       - the merger or consolidation of any other corporation into or with Phelps Dodge.

After the payment to the holders of our MEDS of the full preferential amounts provided above, the holders of our MEDS will have no right or claim to any of our remaining assets.

In the event our assets available for distribution to the holders of our MEDS upon any liquidation, dissolution or winding up of Phelps Dodge, whether voluntary or involuntary, are insufficient to pay in full all amounts to which the holders are entitled as provided above, no such distribution will be made on account of any other shares ranking equally with our MEDS as to the distribution of assets upon that liquidation, dissolution or winding up unless a pro rata distribution is made on our MEDS, with the amount allocable to each series of parity shares determined on the basis of the aggregate liquidation preference of the outstanding shares of each series and distributions to the shares of each series being made on a pro rata basis.

VOTING RIGHTS

The holders of the shares of our MEDS are not entitled to any voting rights, except as required by applicable state law and as described below.

If the equivalent of six quarterly dividends payable on our MEDS, or any other class or series of preferred shares ranking equally with our MEDS as to the payment of dividends has not been paid, the number of directors on our board shall be increased by two, without duplication of any increase made pursuant to the terms of any other series of our preferred shares. The holders of our MEDS--voting as a single class with the holders of shares of any other class of preferred shares ranking equally with our MEDS either as to dividends or distributions of assets and upon which like voting rights have been conferred and are exercisable--will be entitled to elect two directors at any meeting of our shareholders at which directors are to be elected during the period their dividends remain in arrears. This voting right will continue until we have paid, or declared and set apart for payment, full cumulative dividends for all past periods on all of that class of preferred shares, and our MEDS.

We will not, without the approval of the holders of at least 66 2/3% of our MEDS then outstanding, amend any of the provisions of our charter so as to affect adversely the powers, preferences, privileges or rights of the holders of our MEDS.

We will not, without the approval of the holders, voting together as a single class, of at least 66 2/3% of our MEDS then outstanding and all shares of any other series of our preferred shares ranking equally with our MEDS as to dividends or upon dissolution:

       - issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any share of any class ranking prior to our MEDS as to dividends or upon dissolution; or

       - reclassify any of our authorized share into any share of any class, or any obligation or security convertible into or evidencing a right to purchase such share, ranking prior to our MEDS,

provided that no such vote will be required for us to take any of these actions to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any share ranking equally with or junior to our MEDS.

AUTHORIZED COMMON SHARES

We will at all times reserve and keep available out of our authorized and unissued common shares, solely for issuance upon the conversion of our MEDS, that number of our common shares as shall from time to time be issuable upon the conversion of all our MEDS then outstanding. Our MEDS converted into our common shares or otherwise reacquired by us shall resume the status of authorized and unissued preferred shares, undesignated as to series, and shall be available for subsequent issuance.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Mellon Investor Services LLC will act as transfer agent, registrar, and paying agent for the payment of dividends for our MEDS.

SETTLEMENT

Settlement for the MEDS will be made by the underwriters in immediately available funds. All payments of dividends on the MEDS will be made by us in immediately available funds. The MEDS will trade in DTC's settlement system until maturity.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our MEDS and common shares acquired upon conversion of our MEDS. The following summary is based upon current provisions of the Internal Revenue Code of 1986 (the "Code"), Treasury regulations and judicial or administrative authority, all of which are subject to change, possibly with retroactive effect. The summary is limited to the U.S. federal income tax consequences to investors, except for the limited discussion below under the heading "Foreign Investors," who are citizens or residents of the U.S. or that are U.S. corporations. State, local and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors, including, but not limited to tax-exempt organizations, insurance companies, banks or other financial institutions, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold Phelps Dodge shares as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction and holders whose "functional currency" is not the U.S. dollar. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to taxpayers who will hold our MEDS and our common shares received in exchange therefor as "capital assets" within the meaning of Section 1221 of the Code. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences summarized herein or that there will not be differences of opinion as to the interpretation of applicable law.

Each potential investor should consult with its own tax adviser as to the federal, state, local, foreign and any other tax consequences of the purchase, ownership, conversion, and disposition of our MEDS and common shares.

Definition of U.S. Holder and Non-U.S. Holder

As used in this discussion, (i) the term "U.S. holder" means a beneficial owner of our common shares that is a U.S. person and is not a partnership for U.S. federal income tax purposes and (ii) the term "non-U.S. holder" means a beneficial owner of our common shares that is not a U.S. person and is not a partnership for U.S. federal income tax purposes. A U.S. person means a person that is for U.S. federal income tax purposes:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation or partnership created or organized in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia (other than a partnership that is not treated as a U.S. person under applicable Treasury regulations);

(iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for a calendar year by reason of being present in the United States for at least 31 days in such calendar year and for an aggregate of at least 183 days during a three-year period ending with such current calendar year (counting for such purposes all of the days present in such current calendar year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year).

U.S. INVESTORS

DIVIDENDS

Dividend distributions with respect to our MEDS and common shares will be taxable as ordinary income to the extent of Phelps Dodge's current or accumulated earnings and profits. To the extent that the amount of a dividend distribution with respect to our MEDS or common shares exceeds our current or accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the holder's adjusted tax basis in such MEDS or common shares, as the case may be, and thereafter as capital gain.

Dividend distributions paid to corporate holders out of our current or accumulated earnings and profits may be eligible for the 70% dividends received deduction as provided in Section 243 of the Code, subject to the minimum holding period requirement under Section 246(c) of the Code (generally at least 46 days) and other applicable requirements.

In general, a corporate holder that receives an "extraordinary dividend", as defined in Section 1059(c) of the Code, will be required, if it does not meet certain minimum holding period requirements (generally two years), to reduce its basis in the shares with respect to which such "extraordinary dividend" is received by the portion of such dividend that is not taxed because of the dividends received deduction.

In determining entitlement to dividends received deductions, corporate holders should also consider the "debt-financed portfolio stock" rules of Section 246A of the Code, under which the dividends received deduction could be reduced to the extent that a holder incurs indebtedness directly attributable to such holder's investment in our MEDS or common shares.

DISPOSITIONS

A holder will generally recognize capital gain or loss on a sale or exchange of our MEDS or our common shares equal to the difference between the amount realized upon the sale or exchange and the holder's tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period for the shares sold or exchanged is more than one year.

CONVERSION INTO COMMON SHARES

As a general rule, no gain or loss will be recognized by a holder on the conversion of our MEDS into our common shares. The tax basis of the common shares received upon conversion will generally be equal to the tax basis of our MEDS converted, adjusted to reflect any income or gain recognized on the conversion. The holding period of our common shares received will include the holding period of our MEDS converted.

A holder generally will recognize gain (or loss) upon conversion of our MEDS into our common shares to the extent that any cash the holder is paid in lieu of a fractional share of common shares exceeds (or is less than) the holder's tax basis in such fractional share.

Holders of our MEDS should also consider the possible application of the conversion premium rules of Section 305 of the Code and the Treasury regulations promulgated thereunder, under which a holder of convertible preferred shares may, under certain circumstances, be required to include into income as a constructive dividend the excess of the redemption price of such preferred shares over its issue price.

ADJUSTMENT OF CONVERSION RATE

Holders of our MEDS might be treated as receiving a constructive distribution from Phelps Dodge if:

       - a conversion rate is adjusted and as a result of the adjustment the proportionate interest of holders of our MEDS in the assets or earnings and profits of Phelps Dodge increased; and

       - the adjustment is not made pursuant to a bona fide, reasonable antidilution formula. An adjustment in a conversion rate would not be considered made pursuant to a reasonable antidilution formula if the adjustment were made to compensate for certain taxable distributions with respect to Phelps Dodge common shares.

Thus, certain adjustments to the Conversion Rate and the Optional Conversion Rate to reflect Phelps Dodge's distribution of certain rights, warrants, evidences of indebtedness, securities or other assets to holders of common shares may result in constructive distributions taxable as dividends to the holders of our MEDS. The distribution would be treated in the manner described above under "Dividends".

INFORMATION REPORTING AND BACKUP WITHHOLDING ON U.S. INVESTORS

Certain U.S. holders may be subject to backup withholding at a rate of 30% for 2002 and 2003, 29% for 2004 and 2005, 28% for 2006 through 2010 and 31% after
2010 with respect to the payment of dividends on our MEDS or common shares and to certain payments of proceeds on the sale or redemption of our MEDS unless such holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder's U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a holder who is required to furnish information but does not do so in the proper manner.

FOREIGN INVESTORS

DIVIDENDS

Generally, dividends (including constructive distributions taxable as dividends) paid to a non-U.S. holder with respect to our MEDS or our common shares will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable tax treaty, unless the dividends are (i) effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and the non-U.S. holder provides the payor with a Form W-8ECI) or (ii) if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder. Dividends effectively connected with such trade or business or attributable to such permanent establishment will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates and, in the case of a non-

U.S. holder which is a corporation, may be subject to a "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder generally would be subject to U.S. withholding tax at the backup withholding rates discussed above, unless such non-U.S. holder provides to the payor a Form W-8BEN (or other applicable form) certifying the status of such holder as a nonresident of the United States.

DISPOSITIONS

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale, exchange or redemption of our MEDS or our common shares so long as:

       - the gain is not effectively connected with a U.S. trade or business of the holder (or if a tax treaty applies, the gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S. and attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

       - in the case of a nonresident alien individual who holds our MEDS or common shares as a capital asset, such holder is not present in the U.S. for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met; and

       - Phelps Dodge is not and has not been a "United States real property holding corporation," within the meaning of Section 897 of the Code at any time within the shorter of the five-year period preceding such disposition or the non-U.S. holder's holding period in such MEDS or common shares. Liability to tax by reason of such status is subject to detailed exceptions in favor of certain small holders (5% or less) of our MEDS or common shares.

INFORMATION REPORTING AND BACKUP WITHHOLDING ON NON-U.S. INVESTORS

Payment of dividends (including constructive dividends), and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. As discussed above in "Dividends", United States backup withholding at the rates discussed above will generally apply on payment of dividends to non-U.S. holders unless such holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of our MEDS or common shares is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, or otherwise establishes an exemption. Subject to exceptions, backup withholding and information reporting generally will not apply to a payment of proceeds from the sale of our MEDS or common shares if such sale is effected through a foreign office of a broker.

                                  UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, J.P. Morgan Securities Inc. has agreed to purchase, and we have agreed to sell to that underwriter, 2,000,000 MEDS.

The underwriting agreement provides that the obligations of J.P. Morgan Securities Inc. to purchase the MEDS included in this offering are subject to approval of legal matters by counsel and to other conditions. J.P. Morgan Securities Inc. is obligated to purchase all the MEDS if it purchases any of the MEDS.

We and certain of our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not without the prior written consent of J.P. Morgan Securities Inc. dispose of or hedge any MEDS, any of our common shares or any securities convertible into or exchangeable for our common shares. However, we may issue any common shares into which the MEDS may be converted, we may issue our common shares in the concurrent offering, and we may grant options to purchase common shares and issue common shares upon the exercise of outstanding options under our existing stock option plans.

The MEDS are a new issue of securities with no established trading market. We have been advised by J.P. Morgan Securities Inc. that it intends to make a market in the MEDS but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the MEDS.

We have applied to list our MEDS on the New York Stock Exchange under the symbol "PD PrA." J.P. Morgan Securities Inc. will undertake to sell a minimum of 100,000 MEDS, with an aggregate market value of at least $2,000,000 to not less than 100 U.S. holders of MEDS to meet the New York Stock Exchange distribution requirements for trading.

J.P. Morgan Securities Inc. will purchase the MEDS at a price per MEDS of $97. The MEDS are expected to be sold by J.P. Morgan Securities Inc. in one or more transactions based on the market prices of our common shares prevailing at the time of the sale or at prices otherwise negotiated.

In connection with the offering, J.P. Morgan Securities Inc. may purchase and sell shares in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by J.P. Morgan Securities Inc. of a greater number of MEDS than it is required to purchase in this offering.

Any of these activities by J.P. Morgan Securities Inc. may have the effect of preventing or retarding a decline in the market price of the MEDS. They may also cause the price of the MEDS to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If J.P. Morgan Securities Inc. commences any of these transactions, it may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $700,000.

J.P. Morgan Securities Inc. and certain of its affiliates have engaged and may continue to engage in transactions with, and have performed and may continue to perform, investment and commercial banking services for, us and our subsidiaries and affiliates in the ordinary course of business.

We have agreed to indemnify J.P. Morgan Securities Inc. against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments J.P. Morgan Securities Inc. may be required to make because of any of those liabilities.

                        CONCURRENT COMMON SHARE OFFERING

Concurrently with this offering of MEDS, Phelps Dodge is offering 10 million common shares. The common shares will be offered pursuant to a separate prospectus supplement. Neither offering is contingent upon the other.

                                 LEGAL MATTERS

The validity of the securities offered will be passed upon for Phelps Dodge by Debevoise & Plimpton, 919 Third Avenue, New York, New York 10022 and for the underwriter by Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                  $750,000,000

                        [PHELPS DODGE CORPORATION LOGO]

                                 COMMON SHARES
                                PREFERRED SHARES
                            SHARE PURCHASE CONTRACTS
                              SHARE PURCHASE UNITS
                                    WARRANTS
                             SENIOR DEBT SECURITIES
                      JUNIOR SUBORDINATED DEBT SECURITIES

                               PD CAPITAL TRUST I
                              PD CAPITAL TRUST II
                              PREFERRED SECURITIES
                     GUARANTEED BY PHELPS DODGE CORPORATION

- By this prospectus, we may offer from time to time up to $750,000,000 of any combination of the securities described in this prospectus.

- We will provide you with the specific terms of the securities we are offering in supplements to this prospectus. A supplement may also change or update information contained in this prospectus.

- You should read this prospectus, including the documents and other information we have referred to under the heading "Where You Can Find More Information," and the prospectus supplement relating to the specific issue of securities carefully before you invest.

- We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement.

- Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is August 15, 2001.

                                CAUTIONARY NOTE

GENERAL

You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. "Incorporation by reference" means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since that date.

PD Capital Trust I and PD Capital Trust II, each of which is referred to in this prospectus as a trust and which are collectively referred to as the trusts, have no independent function other than to issue securities and to purchase junior subordinated debt securities. This prospectus does not contain separate financial statements for the trusts. Phelps Dodge Corporation files consolidated financial information with the SEC that will include financial information regarding the trusts.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents and information incorporated by reference in them may contain forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements. You should be aware that these statements only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Actual events or results may differ materially from our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed under the caption "Risk Factors" in each prospectus supplement. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential" and "intend". The safe harbor provisions for forward-looking statements only apply to companies that have previously offered securities to the public. Because each trust's offer of the preferred securities constitutes each trust's initial public offering of securities, the safe harbor provisions of the federal securities laws do not apply to the trusts. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                            PHELPS DODGE CORPORATION

We are the world's second largest producer of copper. We are also the world's largest producer of molybdenum and continuous-cast copper rod, and are ranked among the world's largest producers of carbon black and magnet wire. We were incorporated under the laws of New York in 1885. On October 16, 1999, we acquired Cyprus Amax Minerals Company thereby enhancing our copper assets with significant operations in the U.S. and South America.

Phelps Dodge consists of two divisions: (i) Phelps Dodge Mining Company and (ii) Phelps Dodge Industries.

    (i) Phelps Dodge Mining Company is a business segment that includes our worldwide copper operations from mining through rod production, marketing and sales; molybdenum operations from mining through manufacturing, marketing and sales; other mining operations and investments; and worldwide mineral exploration and development programs.

    (ii) Phelps Dodge Industries includes our specialty chemicals segment and our wire and cable segment.

The following discussion is based on the description of our business and properties included in our Annual Report on Form 10-K for the year ended December 31, 2000, and more extensive information concerning us is contained in such report. See "Incorporation by Reference" in this prospectus.

PHELPS DODGE MINING COMPANY

Phelps Dodge Mining Company is our international business segment comprised of a group of companies involved in vertically integrated copper operations including mining, concentrating, electrowinning, smelting and refining, rod production, marketing and sales, and related activities. Copper is sold primarily to others as rod, cathode or concentrates, and as rod to our wire and cable segment. In addition, Phelps Dodge Mining Company at times smelts and refines copper and produces copper rod for customers on a toll basis. It is also an integrated producer of molybdenum, with mining, roasting and processing facilities producing molybdenum concentrate as well as metallurgical and chemical products. In addition, it produces gold, silver, molybdenum, copper sulfate, rhenium and copper chemicals as by-products, and sulfuric acid from its air quality control facilities. This business segment also includes worldwide mineral exploration and development programs.

We produce copper concentrate from open-pit mines and concentrators located in Bagdad and Green Valley, Arizona; Santa Rita, New Mexico; and near Copiapo, Chile. We produce electrowon copper cathode at solution extraction/electrowinning (SX/EW) operations in Morenci, Miami, Bagdad and Green Valley, Arizona; Santa Rita and Tyrone, New Mexico; near Arequipa, Peru; and near Calama, Chile.

In 2000, Phelps Dodge Mining Company produced 1,200,300 tons of copper in concentrate and electrowon form for our account from worldwide mining operations, and an additional 258,700 tons of such copper for the accounts of our minority interest joint-venture partners. Production of copper for our own account from our U.S. operations constituted approximately 60 percent of the copper mined in the U.S. in 2000. Much of our U.S. cathode copper production, together with additional copper purchased from others, is used to produce continuous-cast copper rod, the basic feed for the electrical wire and cable industry.

We are the world's leading producer of copper using the SX/EW process. In 2000, we produced a total of 806,300 tons of cathode copper at our SX/EW facilities, compared with 511,500 tons in 1999 and 430,800 tons in 1998. SX/EW is a cost-effective process of extracting copper from certain types of ores. SX/EW is a major factor in our continuing efforts to maintain internationally competitive costs. Our total annual capacity of electrowon copper cathode production is currently 410,000 tons at Morenci, 248,000 tons at El Abra (Chile), 75,000 tons at Santa Rita, 75,000 tons at Tyrone, 105,000 tons at Miami, 75,000 tons at Cerro Verde (Peru), 16,000 tons at Bagdad and 35,000 tons at Sierrita (Green Valley).

We own and operate a copper smelter in Miami, Arizona, and, through Chino Mines Company, operate the Chino smelter in Hurley, New Mexico. We own a two-thirds interest in Chino Mines Company. We smelt virtually all of our share of our U.S. copper concentrate production and occasionally some concentrate production from Candelaria.

We refine our share of anode copper production from our smelters at our refineries in El Paso, Texas, and Miami, Arizona. Our Miami refinery has an annual production capacity of about 200,000 tons of copper cathode, and the El Paso refinery has an annual production capacity of about 450,000 tons of copper cathode.

We are the world's largest producer of continuous-cast copper rod, the basic feed for the electrical wire and cable industry. Most of our refined copper, and additional purchased copper, is converted into rod at our continuous-cast copper rod facilities in El Paso, Texas; Norwich, Connecticut; Miami, Arizona; and Chicago, Illinois. Our four plants have a collective annual capacity to convert more than 1.1 million tons of refined copper into rod and other refined copper products.

We own the underground Henderson molybdenum mine near Empire, Colorado. This operation consists of an underground block-caving mine where molybdenite ore is mined and transported to a conventional sulfide mill. The concentrator is capable of operating at a rate of 32,000 tons of ore per day, producing molybdenum disulfide concentrate containing up to 58 percent molybdenum. Most of the concentrate is shipped to our Fort Madison roasting and chemical processing facility in Iowa where a number of different products are made for final sale to customers. A portion of Henderson's production is sold to customers as molybdenum disulfide.

Molybdenum concentrate also is produced as a by-product at several of our U.S. copper operations. The concentrate is roasted to produce molybdenum oxide at one of our three roasting operations, and various molybdenum metallurgical and chemical products are produced at our four conversion facilities.

PHELPS DODGE INDUSTRIES

Phelps Dodge Industries, our manufacturing division, comprises two business segments that produce engineered products principally for the global energy, telecommunications, transportation and specialty chemicals sectors. Its operations are characterized by products with significant market share, internationally competitive costs and quality, and specialized engineering capabilities. The two segments are specialty chemicals and wire and cable.

SPECIALTY CHEMICALS SEGMENT

Columbian Chemicals, headquartered in Marietta, Georgia, is an international producer and marketer of carbon blacks. At Columbian Chemicals, we produce a full range of rubber and industrial carbon blacks in 12 plants worldwide, with approximately 40 percent of our production in North America and the remaining 60 percent at facilities in Europe, Asia and Latin America. Our rubber carbon blacks improve the tread wear and durability of tires and extend the service life of many rubber products such as belts and hoses. Our industrial carbon blacks are used in such diverse applications as pigmentation of coatings, inks and plastics; ultraviolet stabilization of plastics; and conductive insulation for wire and cable.

WIRE AND CABLE SEGMENT

The wire and cable segment, headquartered in Coral Gables, Florida, consists of three worldwide product line businesses and a shared support services operation. The three product line businesses are magnet wire, energy and telecommunications cables, and specialty conductors.

Magnet wire, the insulated conductor used in most electrical motors, is manufactured at three plants in the United States, as well as at facilities in Austria, Mexico and Zambia. Energy and telecommunication cables for international markets are manufactured in factories located in 12 countries. In Brazil and Venezuela, we wholly own companies with production facilities. Additionally, we have majority interests in companies with production facilities in five other countries--Chile, Costa Rica, Honduras, Thailand and Zambia. We also have minority interests in companies located in Hong Kong, China, Thailand and the Philippines, accounted for on the equity basis, and in companies located in Greece and India, accounted for on the cost basis. We manufacture specialty conductors at four plants in the United States, and market these products to the aerospace, automotive, biomedical, computer and consumer electronics markets. The principal products are highly engineered conductors of copper and copper alloy wire electroplated with silver, tin or nickel for sophisticated, specialty product niches.

Our principal executive offices are located at 2600 North Central Avenue, Phoenix, Arizona 85004-3089, and our telephone number is (602) 234-8100. After November 30, 2001, our principal executive offices will be located at 1 North Central Avenue, Phoenix, Arizona 85004.

                                   THE TRUSTS

We created each trust as a statutory Delaware business trust pursuant to a trust agreement. We will enter into an amended and restated trust agreement for each trust, which will state the terms and conditions for the trust to issue and sell its preferred securities and common securities.

Each trust exists solely to:

       - issue and sell to the public preferred securities, representing undivided beneficial interests in the assets of the trust;

       - issue and sell to us common securities, representing undivided beneficial interests in the assets of the trust;

       - use the gross proceeds from the sale of its preferred and common securities to purchase a series of our junior subordinated debt securities;

       - distribute the cash payments it receives from the junior subordinated debt securities it owns to the holders of the preferred and common securities; and

       - engage in other activities that are necessary or incidental to these purposes.

We will purchase all of the common securities of each trust. The common securities will represent an aggregate liquidation amount equal to at least 3% of each trust's total capitalization. The preferred securities will represent the remaining approximately 97% of each trust's total capitalization. The common securities will have terms substantially identical to, and will rank equal in priority of payment with, the preferred securities. Payments will be made on both the common securities and the preferred securities when payments of interest are made on the junior subordinated debt securities, upon redemption of the junior subordinated debt securities or in some circumstances upon liquidation of the trust. However, if a default on the payments on the related junior subordinated debt securities occurs, then cash distributions and redemption, liquidation and other amounts payable on the common securities will be subordinate in priority of payment to the amounts payable on the preferred securities.

Each of the trusts is a legally separate entity and the assets of one are not available to satisfy the obligations of any of the others. We will guarantee the preferred securities as described later in this prospectus. We will appoint five trustees to conduct each trust's business and affairs:

       - First Union National Bank, which will act as the property trustee;

       - First Union Trust Company, N.A., which will act as the Delaware trustee; and

       - Three of our officers, who will act as the administrative trustees.

We will pay all fees and expenses related to each trust and the offering of the preferred securities and will pay all ongoing costs, expenses and liabilities of each trust, except the trust's obligations under the preferred and common securities.

The trusts will not have separate financial statements. The statements would not be material to holders of the preferred securities because the trusts will not have any independent operations and exist solely for the reasons summarized above.

The principal offices of each trust will be located at c/o Phelps Dodge Corporation, 2600 N. Central Avenue, Phoenix, Arizona 85004, prior to November 30, 2001 and at 1 North Central Avenue, Phoenix, Arizona 85004 thereafter, and the telephone number of each trust will be 602-234-8100.

                                USE OF PROCEEDS

Unless stated otherwise in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include financing our acquisitions, capital expenditures and daily operations and those of our subsidiaries, and refinancing debt. We may also use the proceeds for temporary investments until we need them for general corporate purposes. Unless stated otherwise in the applicable prospectus supplement, the net proceeds from the sale of the securities offered by each trust will be used by the trust to purchase a series of junior subordinated debt securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

--------------------------------------------------------------------------------------------
                                          SIX MONTHS
                                            ENDED             YEAR ENDED DECEMBER 31,
                                           JUNE 30,     ------------------------------------
                                             2001       2000    1999    1998    1997    1996
--------------------------------------------------------------------------------------------
Ratio of Earnings to Fixed Charges(a)...      b          1.3       c     4.4     8.2    10.5
--------------------------------------------------------------------------------------------

(a) For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income before taxes, minority interests and equity in net earnings (losses) of affiliated companies and cumulative effect of accounting changes. Minority interests in majority-owned subsidiaries were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, and that portion of rental expense which we believe to be representative of interest. A statement setting forth the computation of the unaudited ratios of earnings to fixed charges is filed as
Exhibit 12.1 to the registration statement that includes this prospectus.

(b) Fixed charges exceeded earnings for the six-month period ended June 30, 2001. As a result, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $75.0 million to achieve a coverage of 1:1 for the period.

(c) Due to the loss recorded in 1999, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $419.3 million to achieve a coverage of 1:1 in 1999.

                              ACCOUNTING TREATMENT

Each trust will be treated as our wholly-owned subsidiary for financial reporting purposes. Accordingly, each trust's financial statements will be included in our consolidated financial statements. The preferred securities of each trust may be classified as a separate line item in our consolidated balance sheet following long-term debt but preceding shareholders' equity or may be classified as debt, with appropriate disclosures about the preferred securities included in the footnotes to the consolidated financial statements. We will record distributions payable on preferred securities as interest expense or other non-operating expense (consistent with the balance sheet classification) in our statement of consolidated operations. Included in a footnote to our consolidated financial statements will be disclosure that the sole assets of each trust are the junior subordinated debt securities, the principal amount, interest rate and maturity date of the junior subordinated debt securities held.

In October 2000, the Financial Accounting Standards Board released an exposure draft, "Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both." The exposure draft, if enacted, would alter the accounting treatment described above by requiring the preferred securities of each trust to be classified as debt on our consolidated statements of financial position and the related distributions payable as a component of interest expense in our consolidated statements of operations.

                        DESCRIPTION OF THE COMMON SHARES

GENERAL

Pursuant to our Restated Certificate of Incorporation, we are authorized to issue 200 million common shares having a par value of $6.25 per share. Our common shares are listed on the New York Stock Exchange under the trading symbol "PD." The transfer and dividend paying agent and registrar for our common shares is ChaseMellon Shareholder Services, LLC.

We summarize below all of the material features of our common shares. The summary is not complete and is qualified in its entirety by all of the provisions of our Restated Certificate of Incorporation, our By-Laws and the Rights Agreement. Those documents are incorporated by reference as exhibits to the registration statement that includes this prospectus, and we encourage you to read them.

The common shares when offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

DIVIDENDS

Subject to the preferential rights of any holders of any outstanding series of our preferred shares, each holder of common shares is entitled to receive dividends, if declared by our board of directors, out of funds that we can legally use to pay dividends.

VOTING RIGHTS

The holders of common shares will possess exclusive voting rights in our company, except to the extent that our board of directors will have designated voting power with respect to any preferred shares issued. Each holder of common shares is entitled to one vote for each share registered in that holder's name on our books on each matter submitted for a vote of holders of common shares.

LIQUIDATION RIGHTS

In the event of our liquidation, dissolution or winding-up, the holders of common shares will be entitled to share proportionately in the distribution of all of our assets remaining after payment of all of our debts and liabilities and of all sums to which holders of any preferred shares may be entitled.

PREEMPTIVE RIGHTS

Holders of common shares are not entitled to preemptive rights with respect to any shares of our capital stock or other securities convertible into or carrying rights or options to purchase any of our shares.

RIGHTS AGREEMENT

Each of our common shares, including those that may be issued in an offering under this prospectus, carries with it one preferred share purchase right. If these rights become exercisable, each right entitles the registered holder to purchase one two-hundredth of a Junior Participating Cumulative Preferred Share (subject to a proportionate decrease in the fractional number of Junior Participating Cumulative Preferred Shares that may be purchased if a stock split, stock dividend or similar transaction occurs with respect to the common shares and a proportionate increase in the event of a reverse stock split). Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a shareholder as a result of holding the right. The terms of the rights are described in the Rights Agreement, dated as of February 5, 1998, between us and The Chase Manhattan Bank, as rights agent. We summarize below all of the material features of the Rights Agreement. The summary is not complete and is qualified in its entirety by all of the provisions of the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the registration statement that includes this prospectus, and we encourage you to read it.

The rights trade automatically with our common shares. A holder of common shares may exercise the rights only under the circumstances described below. The rights are designed to protect our interests and the interests of our shareholders against coercive takeover tactics. The rights are also designed to encourage potential acquirors to negotiate with our board of directors before attempting a takeover and to increase the ability of our board of directors to negotiate terms of any proposed takeover that benefit our shareholders. The rights may, but are not intended to, deter potential acquirors from making takeover proposals.

Junior Participating Cumulative Preferred Shares will rank junior to all other series of our preferred shares, including any preferred shares offered under this prospectus, if our board of directors, in creating such preferred shares, provides that they will rank senior to the Junior Participating Cumulative Preferred Shares.

The purchase price for each one two-hundredth of a Junior Participating Cumulative Preferred Share is $210. We must adjust the purchase price if specified events occur, such as:

       - if we pay stock dividends on the Junior Participating Cumulative Preferred Shares or effect a stock split or reverse stock split with respect to the Junior Participating Cumulative Preferred Shares; or

       - if we issue any shares of our capital stock in a reclassification of the Junior Participating Cumulative Preferred Shares.

Holders may exercise their rights only following a distribution date. A distribution date will occur on the earlier of the following: (1) ten days after a public announcement or we otherwise receive notice that a person or group has acquired 20% or more of our outstanding common shares or (2) ten business days (or such later date as may be determined by our board of directors) after a person or group makes or announces an offer to purchase our common shares, which, if successful, would result in that person or group owning 20% or more of our outstanding common shares. However, a distribution date will not occur, and the rights cannot be exercised, as long as our board of directors has the ability to redeem the rights, as described below.

The rights have some additional features that will be triggered upon the occurrence of specified events, including:

       - if a person or group acquires 20% or more of our outstanding common shares, holders of the rights, other than such person or group, may purchase our common shares (instead of our Junior Participating Cumulative Preferred Shares) at 50% of the market value of the purchased common shares;

       - if a person or group acquires 20% or more of our outstanding common shares, our board of directors may, at any time before the person or group acquires 50% or more of the outstanding common shares, exchange all or part of the rights (other than rights held or previously held by the 20% or greater shareholder) for common shares at an exchange ratio equal to one common share per right, subject to adjustment; and

       - if we are involved in specified business combinations or the sale of 50% or more of our assets or earning power, the holders of the rights may purchase common shares of the acquiror or an affiliated company at 50% of market value.

Any time before a person or group acquires 20% or more of our outstanding common shares, our board of directors may redeem the rights in whole, but not in part, at a rights redemption price of $0.01 per right, subject to adjustment for stock dividends, stock splits and similar transactions. Our board of directors in its sole discretion may establish the effective time, basis and conditions of the redemption. Immediately upon redemption of the rights, the holder (1) can no longer exercise such rights and (2) can only receive the redemption price.

The rights will expire on February 24, 2008, unless we redeem them before then. At any time before a person or group acquires 20% or more of our outstanding common shares, our board of directors may amend the terms of the rights without the consent of the holders of the rights in any manner our board of directors deems desirable. Thereafter, our board of directors may amend the terms of the rights without the consent of the holders of the rights only if the amendment does not adversely affect the interests of the holders of the rights.

                      DESCRIPTION OF THE PREFERRED SHARES

We are authorized by our Restated Certificate of Incorporation to issue 6 million preferred shares having a par value of $1.00 per share, of which 400,000 have been designated Junior Participating Cumulative Preferred Shares and are described below. As of today, we have not issued any preferred shares.

We summarize below all of the material features of our preferred shares. The summary is not complete and is qualified in its entirety by all of the provisions of our Restated Certificate of Incorporation, our By-Laws and the Rights Agreement. Those documents are incorporated by reference as exhibits to the registration statement that includes this prospectus, and we encourage you to read them.

Subject to limitations prescribed by the New York Business Corporation Law, our Restated Certificate of Incorporation and our By-Laws, our board of directors is authorized to fix the number of shares constituting each series of preferred shares and the designations, preferences, rights and limitations related to each series, including those provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of our board of directors or a committee authorized by our board of directors. The preferred shares when offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights. As described above under "Description of the Common
Shares -- Rights Agreement," each of our common shares carries with it one preferred share purchase right. The rights are designed to protect our interests and the interests of our shareholders against coercive takeover tactics. The rights are also designed to encourage potential acquirors to negotiate with our board of directors before attempting a takeover and to increase the ability of our board of directors to negotiate terms of any proposed takeover that benefit our shareholders. The rights may, but are not intended to, deter potential acquirors from making takeover proposals.

We will describe in a prospectus supplement some or all of the following terms of the series of preferred shares being offered:

       - title;

       - the number of shares offered;

       - the liquidation preference per share;

       - the purchase price;

       - the dividend rates, periods and/or payment dates or methods of calculation of the dividend rates;

       - whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

       - the procedures for any auction or remarketing, if any;

       - the provisions for a sinking fund, if any;

       - the provisions for redemption, if applicable;

       - any listing of the preferred shares on any securities exchange or market;

       - the terms and conditions, if applicable, upon which the preferred shares will be convertible into our common shares, including the conversion price, or manner of calculation of the conversion price, and conversion period;

       - the terms and conditions, if applicable, upon which preferred shares will be exchanged into debt securities, including the exchange price, or manner of calculating the exchange price, and the exchange period;

       - voting rights, if any;

       - the relative ranking and preferences of the preferred shares as to dividend rights upon liquidation, dissolution or winding up of our affairs;

       - any limitations on issuance of any series of preferred shares ranking senior to or equal to the series of preferred shares as to dividend rights upon our liquidation, dissolution or winding up; and

       - any other specific terms, preferences, rights, limitations or restrictions.

The applicable prospectus supplement will describe all of the material United States federal income tax considerations applicable to the particular series of preferred shares being offered.

Unless otherwise specified in the prospectus supplement, the preferred shares will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

       - senior to all series of our common shares, and to all equity securities issued by us the terms of which specifically provide that such equity securities rank junior to the preferred shares with respect to dividend rights or rights upon our liquidation, dissolution or winding up;

       - equal to all equity securities issued by us, the terms of which specifically provide that those equity securities will rank equal to the preferred shares with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

       - junior to all equity securities issued by us, the terms of which specifically provide that those equity securities rank senior to the preferred shares with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

JUNIOR PARTICIPATING CUMULATIVE PREFERRED SHARES

GENERAL

In connection with the Rights Agreement, 400,000 Junior Participating Cumulative Preferred Shares have been reserved and authorized for issuance by our board of directors. No Junior Participating Cumulative Preferred Shares are outstanding as of the date of this prospectus. We summarize below all of the material features of our Junior Participating Cumulative Preferred Shares. The summary is not complete and is qualified in its entirety by all of the provisions of our Restated Certificate of Incorporation. That document is incorporated by reference as an exhibit to the registration statement that includes this prospectus, and we encourage you to read it.

RANKING

The Junior Participating Cumulative Preferred Shares shall rank junior to all other series of our preferred shares as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

DIVIDENDS AND DISTRIBUTIONS

Subject to the prior and superior rights of the holders of any share of any series of preferred shares ranking prior to and superior to the Junior Participating Cumulative Preferred Shares with respect to dividends, the holders of Junior Participating Cumulative Preferred Shares, in preference to the holders of common shares and of any other junior shares which may be outstanding, shall be entitled to receive, if declared by our board of directors out of funds legally available for that purpose, quarterly dividends payable in cash, in an amount per share equal to the greater of (1) $2.50 per share ($10.00 per annum) and (2) subject to adjustment upon certain dilutive events, 100 times the aggregate per share amount of, with certain exceptions, all cash and non-cash dividends or other distributions, declared on the common shares, since the immediately preceding quarterly dividend payment date, or, with respect to the first quarterly dividend payment date, since the first issuance of any Junior Participating Cumulative Preferred Share.

If no dividend or distribution is declared on the common shares during the period between any quarterly dividend payment date and the next subsequent quarterly dividend payment date, a dividend of $2.50 per share ($10.00 per annum) on the Junior Participating Cumulative Preferred Shares will nevertheless be payable on such subsequent quarterly dividend payment date.

VOTING RIGHTS

The holders of Junior Participating Cumulative Preferred Shares will have the following voting rights:

       - subject to adjustment upon certain dilutive events, each Junior Participating Cumulative Preferred Share shall entitle the holder to 100 votes (and each one two-hundredth of a Junior Participating Cumulative Preferred Share shall entitle the holder thereof to one-half of one vote) on all matters submitted to a vote of our shareholders; and

       - except as otherwise provided by law, the holders of Junior Participating Cumulative Preferred Shares and the holders of common shares shall vote together as one class.

LIQUIDATION, DISSOLUTION OR WINDING UP

Upon our liquidation, dissolution or winding up, after distribution of the liquidation price to the holders of shares ranking senior as to distribution of assets to the Junior Participating Cumulative Preferred Shares, the holders of Junior Participating Cumulative Preferred Shares will be entitled to receive the greater of (1) $100 per share and (2) an aggregate amount per share, subject to adjustment upon certain dilutive events, equal to 100 times the aggregate amount to be distributed per share to holders of common shares; or a pro-rata portion of such amount if the assets are not sufficient to pay the full amount.

CONSOLIDATION, MERGER, ETC.

In the event that we enter into any consolidation, merger, combination or other transaction in which our common shares are exchanged for or changed into other stock or securities, cash and/or any other property, each Junior Participating Cumulative Preferred Share shall at the same time be similarly exchanged or changed into an amount per share (subject to adjustment upon certain dilutive events) equal to 100 times the aggregate amount of the instrument into which or for which each common share is changed or exchanged.

CERTAIN RESTRICTIONS

Whenever quarterly dividends or other dividends or distributions payable on the Junior Participating Cumulative Preferred Shares are in arrears, we will not:

       - declare or pay dividends, or make any other distributions, other than in common shares, on our common shares;

       - purchase any Junior Participating Cumulative Preferred Shares, unless paid for with our common shares; or

       - permit any entity controlled by us to purchase any of our common shares or Junior Participating Cumulative Preferred Shares;

until such accrued dividends and distributions are paid in full or an amount sufficient for such payment as been set aside.

REDEMPTION

The shares of Junior Participating Cumulative Preferred Shares are not redeemable.

                    DESCRIPTION OF SHARE PURCHASE CONTRACTS
                            AND SHARE PURCHASE UNITS

We summarize below the general terms and provisions of our share purchase contracts and share purchase units that may be offered by this prospectus. When we offer to sell a particular series of the share purchase contracts or share purchase units, we will describe the specific terms of the series in a supplement to this prospectus. The description in the applicable supplement to this prospectus will be a summary of all the material features of the share purchase contracts or share purchase units. Reference will be made to the share purchase contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to the share purchase contracts or share purchase units, which will be filed or incorporated by reference as exhibits to the registration statement that includes this prospectus, and we encourage you to read them.

We may issue and sell, from time to time, share purchase contracts, representing contracts obligating holders to purchase from us, and for us to sell to the holders, a specified number of our common shares at a future date or dates. The price per share of our common shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specified formula set forth in the share purchase contracts. The share purchase contracts may be issued separately or as parts of units. The share purchase units will consist of the following:

       - a share purchase contract; and

       - one or more of the following, each of which secures the holders' obligations to purchase the common shares under the share purchase contracts:

              - senior notes;

              - junior subordinated notes;

              - trust preferred securities; or

              - debt obligations of third parties, including U.S. treasury securities.

The share purchase contracts may require (1) us to make periodic payments to holders of the share purchase units or (2) the holders of the share purchase units to make periodic payments to us. The share purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner.

                            DESCRIPTION OF WARRANTS

We summarize below the general terms and provisions of the warrants that may be offered by this prospectus. When we offer to sell warrants, we will describe the particular terms of the warrants in a supplement to this prospectus. The description in the applicable supplement to this prospectus will be a summary of all of the material features of the warrants. Reference will be made to the warrant agreement and warrant certificate relating to such warrants. A copy of the form of warrant agreement will be filed or incorporated by reference as exhibits to the registration statement that includes this prospectus, and we encourage you to read them.

We may offer warrants, including warrants to purchase common shares, and warrants to purchase debt securities, as well as other types of warrants. We may issue the warrants independently or together with any other securities and the warrants may be attached to or separate from the other securities. The warrants are to be issued under warrant agreements to be entered into between us and a warrant agent, as shall be set forth in the prospectus supplement relating to the warrants being offered pursuant thereto.

The warrant agreement relating to any series of warrants will include the specific terms of the warrants. We will describe in a prospectus supplement some or all of the terms of the warrants being offered:

       - the title and aggregate number of warrants;

       - the price or prices at which the warrants will be issued;

       - the currency or currency units or composite currencies in which the price for the warrants may be payable;

       - the designation and terms of the securities for which the warrants can be exercised and the price or the manner of determining the price and currency or other consideration to purchase the securities;

       - the date on which the right to exercise the warrants begins and the date on which the right expires;

       - if applicable, the maximum or minimum amount of warrants that may be exercised at any one time;

       - if applicable, the date on which the warrants and the related securities will be separately transferable;

       - any mandatory or optional redemption provision;

       - the identity of the warrant agent;

       - information with respect to book-entry procedures, if any; and

       - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

The warrants will be represented by certificates. The warrants may be exchanged under the terms outlined in the warrant agreement. We will not charge any service charges for any transfer or exchange of warrant certificates, but we may require payment for tax or other governmental charges in connection with the exchange or transfer. Unless the prospectus supplement states otherwise, until a warrant is exercised, a holder will not be entitled to any payments on or have any rights with respect to the securities issuable upon exercise of the warrant. The applicable prospectus supplement will describe all of the material United States federal income tax considerations applicable to the particular series of warrants being offered.

                       DESCRIPTION OF THE DEBT SECURITIES

We may offer unsecured general obligations, which may be senior debt securities or junior subordinated debt securities. The senior debt securities and the junior subordinated debt securities are together referred to in this prospectus as the "debt securities." The senior debt securities will have the same rank as all of our other unsecured, unsubordinated obligations. The junior subordinated debt securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the subordinated indenture to all of our senior debt as defined below under "Description of the Debt Securities--Provisions Applicable Only to Junior Subordinated Debt Securities--Subordination."

We will issue senior debt securities in one or more series under an indenture, sometimes referred to as the senior indenture, dated as of September 22, 1997 between us and The Chase Manhattan Bank, as the trustee. Pursuant to the Tripartite/Conversion Agreement, dated as of August 8, 2000, First Union National Bank succeeded The Chase Manhattan Bank as trustee under the senior indenture. The junior subordinated debt securities will be issued under an indenture, sometimes referred to as the subordinated indenture, dated as of August 11, 2000 between us and First Union National Bank, as trustee.

We summarize below all of the material features of the debt securities. The summary is not complete and is qualified in its entirety by all of the provisions of the indentures and the provisions of the Trust Indenture Act of 1939. The indentures are incorporated by reference as exhibits to the registration statement that includes this prospectus, and we encourage you to read them. You should also read the applicable prospectus supplement, which will contain additional information and may update or change some of the information below. References in parentheses below to sections or articles are to sections or articles of the indentures.

The debt securities will be issuable in one or more series pursuant to one or more indentures supplemental to the original indentures, or a resolution of our board of directors or a duly authorized committee of our board of directors. (Section 3.1 of each indenture.)

The indentures do not contain any covenants or provisions which may afford holders of debt securities protection in the event that we engage in a highly leveraged transaction or other transaction that may adversely affect the holders of the debt securities, including the incurrence or issuance of other secured or unsecured debt.

Most of our assets are owned by our subsidiaries and, accordingly, the debt securities are effectively subordinated to all existing and future liabilities of our subsidiaries. Our rights and the rights of our creditors, including holders of debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation, recapitalization or insolvency would be subject to the prior claims of the subsidiary's creditors, except to the extent that we might ourselves be a creditor with recognized claims against the subsidiary.

GENERAL TERMS OF THE DEBT SECURITIES

The aggregate principal amount of debt securities that we may issue under the indentures is unlimited. The debt securities may be issued in one or more series. You should refer to the applicable prospectus supplement for the specific terms of the debt securities, including the following:

       - title and aggregate principal amount;

       - indenture under which the debt securities are issued;

       - any applicable subordination provisions;

       - percentage or percentages of principal amount at which the debt securities will be issued and percentage or percentages of principal amount payable upon declaration of acceleration of the maturity of the debt securities;

       - maturity date(s);

       - interest rate(s) or the method for determining the interest rate(s);

       - dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

       - interest deferral provisions, if any;

       - conversion or exchange provisions, if any;

       - place or places where principal, premium and interest will be payable;

       - redemption or early repayment provisions;

       - authorized denominations;

       - amount of discount with which such debt securities will be issued;

       - whether the debt securities will be issued in whole or in part in the form of one or more global securities;

       - identity of the depositary for global securities;

       - whether a temporary security is to be issued with respect to the debt securities and whether any interest payable prior to the issuance of definitive debt securities of the series will be credited to the account of the persons entitled thereto;

       - the terms upon which beneficial interests in a temporary global debt security may be exchanged in whole or in part for beneficial interests in a definitive global debt security or for individual definitive debt securities and the terms upon which such exchanges may be made;

       - currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, the debt securities will be payable;

       - time period within which, the manner in which and the terms and conditions upon which the purchaser of the debt securities can select the payment currency;

       - securities exchange(s) on which the debt securities will be listed, if any;

       - additions to or changes in the events of default with respect to the debt securities and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such debt securities to be due and payable; and

       - additional terms not inconsistent with the provisions of the indentures.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities. The applicable prospectus supplement will describe all of the material United States federal income tax considerations applicable to the particular series of debt securities being offered.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to:

       - the price of one or more commodities, derivatives or securities;

       - one or more securities, derivatives or commodities exchange indices or other indices;

       - a currency, currencies or any currency units other than the currency in which such debt securities are issued or other factors; or

       - any other variable or the relationship between any variables or combination of variables.

Holders of debt securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, securities, derivatives, indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, securities, derivatives, indices or other factors to which the amount payable on such date is linked will be described in the applicable prospectus supplement.

The term "debt securities" includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiple of $1,000. (Section 3.2 of each indenture.) Subject to the limitations provided in the indentures and in the prospectus supplement, debt securities which are issued in registered form may be registered, transferred or exchanged at the principal corporate trust office of the trustee or at the office or agency that we will maintain for such purpose in the Borough of Manhattan, The City of New York, without the payment of any service charge, other than any tax or other governmental charge payable in connection with the registration or transfer or exchange. (Sections 3.5 and 9.2 of each indenture.)

We may issue debt securities of any series in whole or in part in definitive form or in the form of one or more global debt securities as described below under "Global Securities." We may issue debt securities of a series at different times. In addition, we may issue debt securities within a series with terms different from the terms of other debt securities of that series. (Section 3.1(c) of each indenture.)

Subject to applicable law, we or any of our affiliates may at any time purchase or repurchase debt securities of any series in any manner and at any price. Debt securities of any series purchased by us or any of our affiliates may be held or surrendered by the purchaser of the debt securities for cancellation.

GLOBAL SECURITIES

We expect the following provisions to apply to all debt securities.

We may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. We will issue global securities in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. (Section 2.4 of each indenture.)

The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the prospectus supplement. We expect that the provisions set forth below will generally apply to depositary arrangements.

Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depositary or its nominee. Such accounts shall be designated by the dealers, underwriters or agents with respect to the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the applicable depositary, who are referred to in this prospectus as participants, or persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of a global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture governing those debt securities. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture governing such debt securities.

Payments of principal, premium, if any, and interest, if any, on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the debt securities. Neither we, the trustee for the debt securities, any paying agent, nor the registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial ownership interests in the global security for the debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent global security representing the debt securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such

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global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

If the depositary for a series of debt securities notifies us at any time that it is unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of a series represented by one or more global securities, and, in such event, will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. If definitive debt securities are issued, an owner of a beneficial interest in a global security will be entitled to physical delivery of definitive debt securities of the series represented by that global security equal in principal amount to that beneficial interest and to have the debt securities registered in its name. Definitive debt securities of any series so issued will be issued in denominations, unless otherwise specified by us, of $1,000 and integral multiples of $1,000.

REDEMPTION OF DEBT SECURITIES

If the debt securities of a series provide for redemption at our election, unless otherwise provided in the applicable prospectus supplement, such redemption shall be on not less than 30 nor more than 60 days' notice and, in the event of redemption in part, the debt securities to be redeemed will be selected by the trustee by such method as it shall deem fair and appropriate. Notice of such redemption will be mailed to holders of debt securities of such series to their last addresses as they appear on the register of the debt securities of such series. (Sections 1.6, 10.3 and 10.4 of each indenture.)

EVENTS OF DEFAULT, NOTICE AND WAIVER

Each indenture provides that, if an event of default in respect of any series of debt securities shall have occurred and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal (or a portion thereof in the case of certain debt securities issued with original issue discount or indexed debt securities) and accrued interest of all the debt securities of that series to be due and payable, by written notice to us (and by written notice to the trustee if given by the holders). The consequence of this action is that the principal and accrued interest of the debt securities shall be immediately due and payable by us. (Section 5.2 of each indenture.)

Each indenture defines events of default in respect of any series of debt securities as:

       - default for 30 days in payment of any interest installment or additional amount when due;

       - default in payment of the principal of or any premium on or any mandatory sinking fund payment with respect to debt securities of such series when due;

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

       - failure to comply with certain obligations for 60 days after written notice of non-compliance to us by the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of such series;

       - our commencement of a voluntary case under Title 11 of the U.S. Code or any similar federal or state bankruptcy law;

       - our consent to the entry of an order for relief against us in an involuntary case under any such law or to the appointment of a receiver, trustee, assignee, liquidator or similar official under any such law;

       - a general assignment by us for the benefit of our creditors under any such law;

       - the entry by a court of competent jurisdiction of an order or decree granting relief against us in an involuntary case under any such law where such order or decree remains unstayed and in effect for 60 days;

       - the entry by a court of competent jurisdiction of an order or decree appointing a receiver, trustee, assignee, liquidator or similar official for us or for substantially all of our property where such order or decree remains unstayed and in effect for 60 days; and

       - any other event of default provided for in the indenture with respect to the debt securities of such series.

(Section 5.1 of each indenture.)

The Trust Indenture Act of 1939 and Section 6.6 of each indenture provide that the trustee will, within 90 days after the occurrence of a default in respect of any series of debt securities, give to the holders of that series written notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of the principal of, premium on, if any, or interest on, if any, or any sinking fund installment or analogous obligation with respect to, any of the debt securities of that series, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of that series. "Default" means any event which is, or after notice or passage of time or both would be, an event of default with respect to debt securities of such series.

Each indenture provides that the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, subject to limitations, direct the time, method and place of conducting proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, in respect of the debt securities of that series. (Section 5.8 of each indenture.)

Each indenture includes a covenant that we will file annually with the trustee a certificate of compliance with all conditions and covenants under each indenture. (Section 9.7 of each indenture.)

In certain cases, the holders of a majority in aggregate principal amount of the outstanding debt securities of a series may, by providing written notice to the trustee on behalf of the holders of all debt securities of that series, waive any past default or event of default, except for defaults or events of default not already cured in the payment of the principal of, or premium, if any, or interest on any of the debt securities of that series or any coupon related to such debt securities or compliance with certain covenants or provisions. (Section 5.7 of each indenture.)

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

CERTAIN COVENANTS OF PHELPS DODGE

LIMITATION ON LIENS

Each indenture provides that we will not, and will not permit certain of our subsidiaries to, (a) issue, assume or guarantee any debt for money borrowed if such debt is secured by a mortgage upon, or (b) secure any outstanding debt by a mortgage upon, certain of the principal properties that we now or may own without providing that the debt securities offered under this prospectus are secured equally with such debt, except that these restrictions shall not apply to:

       - mortgages on any principal property acquired, constructed or improved after the date of the indenture to secure or provide for the payment of the related purchase price or cost;

       - mortgages on any principal property acquired in connection with a merger;

       - mortgages to secure debt of a restricted subsidiary owed to us or another restricted subsidiary;

       - any extension, renewal or replacement of any mortgage referred to above;

       - the sale or other transfer of any interest in property commonly referred to as a "production payment"; and

       - mortgages in favor of governmental bodies to secure advance or progress payments under any contract or statute or debt incurred for the purpose of financing the purchase price or cost of constructing or improving the related property subject.

(Section 9.9 of each indenture.)

Notwithstanding the foregoing, we and our subsidiaries may, without securing the debt securities, issue, assume or guarantee secured debt which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other such debt of ours and our subsidiaries and the rental payments related to sale and lease-back transactions (other than sale and lease-back transactions in which the property involved would have been permitted to be mortgaged under the preceding paragraph or the proceeds of which have been applied to the retirement of long-term debt), does not at the time exceed 15% of our consolidated shareholders' equity. (Section 9.9 of each indenture.)

SALE AND LEASE-BACK TRANSACTIONS

Sale and lease-back transactions by us or certain of our subsidiaries are prohibited unless the proceeds of such transaction are at least equal to the fair value of the property leased and either (i) we or the restricted subsidiary would be entitled to incur debt secured by a mortgage on the property to be leased without equally securing the debt securities or (ii) we apply an amount equal to the fair value of the property leased to the retirement of our long-term debt. Sale and lease-back transactions do not include arrangements with governmental bodies entered into for the purpose of financing the purchase price or the cost of constructing or improving the property subject to such arrangements. (Section 9.10 of each indenture.)

Notwithstanding the preceding paragraph, we and our subsidiaries may enter into any sale and lease-back transaction which would otherwise be subject to the foregoing restrictions if the amount of the rental payments related to such transaction, together with all secured debt of ours and our restricted subsidiaries and all other rental payments related to sale and lease-back transactions (other than sale and lease-back transactions permitted because we would be entitled to incur debt secured by a mortgage on the property to be leased without equally securing the debt securities, and other than sale and lease-back transactions the proceeds of which have been applied in accordance with clause (ii) of the preceding paragraph), does not at the time exceed 15% of our consolidated shareholders' equity. (Section 9.10 of each indenture.)

MODIFICATION OF THE INDENTURES

Each indenture contains provisions permitting us and the trustee to enter into one or more supplemental indentures without the consent of the holders of any of the debt securities in order to:

       - evidence the succession of another corporation to us and the assumption of our covenants and obligations by our successor;

       - add to our covenants for the benefit of the holders of debt securities or surrender any of our rights or powers;

       - add additional events of default with respect to any series of debt securities;

       - add to or change any provisions of the indenture to such extent as necessary to facilitate the issuance of debt securities in bearer form or to facilitate the issuance of debt securities in global form;

       - change or eliminate any provision of the indenture if such change or elimination does not affect any series of debt securities created prior to the execution of any such supplemental indenture that is entitled to the benefit of such provision;

       - secure the debt securities;

       - establish the form or terms of debt securities;

       - evidence and provide for successor trustees and/or to add to or change any provisions of the indenture to such extent as necessary to provide for or facilitate the appointment of a separate trustee or trustees for specific series of debt securities;

       - permit payment of principal, premium or interest in respect of debt securities in bearer form or coupons, if any, in the United States and other areas subject to its jurisdiction; or

       - correct or supplement any inconsistent provisions or make any other provisions with respect to matters or questions arising under the indenture, provided that any such action does not adversely affect the interests of any holder of debt securities of any series. (Section 8.1 of each indenture.)

Each indenture also contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of the affected series, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of debt securities of that series. No supplemental indenture may, without the consent of the holders of all of the affected debt securities, among other things:

       - change the maturity of any debt securities;

       - change the currency in which such debt securities are payable;

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

       - reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof;

       - change the manner in which the amount of any principal thereof or premium, if any, or interest thereon is determined;

       - impair the right to institute suit for the enforcement of any payment on such debt securities at maturity or upon redemption;

       - reduce the percentage of the outstanding principal amount of debt securities the holders of which must consent to any such supplemental indenture;

       - modify the indenture provisions concerning modification of the indenture or the waiver of past defaults or specified covenants other than to increase the required percentage to effect a modification or provide that additional provisions may not be waived without the consent of each holder of that series of debt securities; or

       - in the case of the subordinated indenture, modify the subordination provisions thereof in a manner adverse to the holders of junior subordinated debt securities then outstanding. (Section 8.2 of each indenture.)

SATISFACTION AND DISCHARGE OF THE INDENTURES; DEFEASANCE AND COVENANT DEFEASANCE

Each indenture shall generally cease to be of any further effect with respect to a series of debt securities when:

       - we have delivered to the trustee for cancellation all debt securities of that series; or

       - all debt securities of that series not theretofore delivered to the trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and we shall have deposited with the trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all debt securities of that series (and if, in either case, we shall also pay or cause to be paid all other sums payable under the indenture by us in respect of all debt securities of that series and deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent in the indenture have been complied with) and we shall have made any other payments due under the indenture and delivered to the trustee an officer's certificate and opinion of counsel saying that we have fulfilled each of the conditions mentioned above. (Section 4.1 of each indenture.)

The trustee shall hold in trust all money deposited with it as described above and shall apply the deposited money, in accordance with the provisions of the debt securities of the defeased series and the indenture, to the payment, either directly or through any paying agent, as the trustee may determine, to the persons entitled thereto, of principal, premium, if any and any interest for whose payment such money has been deposited with or received by the trustee. (Section 4.2 of each indenture.)

The indenture provides, unless the terms of the particular series of debt securities provide otherwise, that:

       - we may elect to be discharged from our obligations with respect to any debt securities or series of debt securities, which we refer to as "defeasance;" and/or

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

       - we may elect to be released from our obligations under any covenants described in any prospectus supplement or included in any supplemental indenture with respect to any debt securities or series of debt securities, which we refer to as "covenant defeasance."

In connection with any defeasance or covenant defeasance, we must irrevocably deposit with the trustee of the indenture, in trust, money and/or government obligations which, through the scheduled payment of principal and interest on those obligations, would provide sufficient moneys to pay all amounts due on the debt securities on the maturity dates or upon redemption and by any mandatory sinking fund or analogous payments thereon. In connection with any defeasance or covenant defeasance, we must also deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance, the opinion of counsel must refer to and be based upon a letter ruling of the Internal Revenue Service received by the issuing company or published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the indenture. In addition, defeasance or covenant defeasance shall not result in a breach or default or event of default under the indenture or a default under any other material agreement or instrument to which we are a party or by which we are bound.

Upon a defeasance, the following rights and obligations will continue: (1) the rights of the holders of debt securities of any series to receive from the defeasance trust any amounts due on the debt securities when payments are due;
(2) our obligations regarding the registration, transfer and exchange of debt securities of any series; (3) our obligation to maintain an office or agency in each place of payment; and (4) the survival of the indenture trustee's rights, powers, trusts, duties and immunities under the indenture.

The indenture permits defeasance with respect to any debt securities of a series even if a prior covenant defeasance has occurred with respect to the debt securities of that series. If we exercise our defeasance option, payment of such debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option, payment of the debt securities may not be accelerated because of an event of default with respect to the covenants affected by the covenant defeasance. However, if an acceleration were to occur by reason of another event of default, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the amounts then due on the debt securities, since the required deposit in the defeasance trust would be based upon scheduled cash flows rather than market value, which would vary depending upon interest rates and other factors. (Sections 4.3, 4.4, 4.5 and 4.6 of each indenture)

RECORD DATES

We will generally be entitled to set any date as the record date for the purpose of determining the holders of debt securities entitled to give or take any action under either indenture in the manner specified in such indenture. If a record date is set, action may only be taken by persons who are holders of debt securities on the record date. Also, unless otherwise specified in the prospectus supplement applicable to a series of debt securities, to be effective, any action must

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

become effective under the applicable indenture within six months of the record date. (Section 1.4(f) of each indenture.)

NOTICE

Notices to holders of debt securities will be given by mail to the addresses of holders appearing in the applicable securities register. We and the trustee may treat the person in whose name a debt security is registered as the owner thereof for all purposes. (Sections 1.6 and 3.8 of each indenture.)

GOVERNING LAW

Each indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.11 of each indenture.)

CONSOLIDATION, MERGER OR TRANSFER OF ASSETS

Each indenture provides that we may not merge or consolidate with or into any other corporation or other entity or lease or transfer all or substantially all of our assets, unless:

       - the entity formed by or surviving such consolidation or merger or to which the lease or transfer is made is a corporation organized under the laws of the United States, any state thereof or the District of Columbia; and

       - immediately after giving effect to such transaction, no default or event of default exists.

We must deliver to the trustee prior to such transaction an officer's certificate to the foregoing effect and an opinion of counsel stating that such transaction and supplemental indenture complies with the indenture and that all conditions precedent under the indenture to the consummation of such transaction have been met.

Upon any such consolidation, merger or transfer, the successor corporation formed by such consolidation or into which we are merged or to which such transfer is made shall succeed to and be substituted for us under the indenture. (Section 7.1 of each indenture.)

CONCERNING THE TRUSTEES

First Union National Bank, which is the senior indenture trustee under the senior indenture and the subordinated indenture trustee under the subordinated indenture, also serves as the property trustee for each trust and the guarantee trustee under each preferred securities guarantee described below. It is an affiliate of First Union Trust Company, N.A., which serves as the Delaware trustee for each trust.

We may from time to time maintain credit facilities and have other customary banking relationships with First Union National Bank.

PROVISIONS APPLICABLE ONLY TO SENIOR DEBT SECURITIES

RANKING

Senior debt securities will be direct, unconditional and unsecured obligations of our company and, except for certain debts required to be preferred by law will rank equal among themselves and equally with all of our other unsecured and unsubordinated obligations. The

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

senior debt securities will rank senior to our subordinated obligations, including any subordinated debt securities.

PROVISIONS APPLICABLE ONLY TO JUNIOR SUBORDINATED DEBT SECURITIES

SUBORDINATION

In the subordinated indenture, we have agreed that any junior subordinated debt securities issued thereunder are subordinated in right of payment to all senior indebtedness, as defined below, to the extent provided in the subordinated indenture.

In the event of any:

       - insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property;

       - any proceeding for our liquidation, dissolution or other winding up, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

       - any assignment by us for the benefit of creditors; or

       - any other marshalling of our assets.

The holders of senior indebtedness will be entitled to receive payment in full on such senior indebtedness before the holders of junior subordinated debt securities will be entitled to receive or retain any payment on the junior subordinated debt securities. (Section 12.3 and 12.5 of the subordinated indenture.)

No payments on account of the junior subordinated debt securities or interest thereon may be made if:

       - we default in any payment with respect to senior indebtedness; or

       - an event of default occurs with respect to any senior indebtedness resulting in the acceleration of the maturity of the senior indebtedness.

For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities, other than shares and certain of our subordinated securities, upon conversion of any junior subordinated debt security will be deemed to constitute payment on account of the principal of such junior subordinated debt security. (Section 12.13 of the subordinated indenture.)

When we use the term "senior indebtedness" we mean the principal, premium, if any, and interest on:

       - all of our indebtedness, whether outstanding on the date of the subordinated indenture or thereafter created, incurred or assumed, that is for borrowed money, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities;

       - any indebtedness of any other person of the kind described in the preceding bullet for the payment of which we are responsible or liable as guarantor or otherwise; and

       - amendments, renewals, extensions and refundings of any such indebtedness;

provided, however, that senior indebtedness does not include indebtedness incurred for the purchase of goods or materials or for services obtained in the ordinary course of business or

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

any indebtedness which by its express terms is equal with or subordinated to the junior subordinated debt securities. (Section 12.2 of the subordinated indenture.)

The subordinated indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of junior subordinated debt securities, may be changed prior to such issuance. Any such change would be described in the prospectus supplement relating to such junior subordinated debt securities. (Section 3.1 of the subordinated indenture.)

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

                    DESCRIPTION OF THE PREFERRED SECURITIES

The preferred securities of each trust will be issued pursuant to a trust agreement for that trust, as subsequently amended and restated, among us, the issuer of the related junior subordinated debt securities, First Union National Bank, as the property trustee, and First Union Trust Company, N.A., as the Delaware trustee, the three administrative trustees and the holders from time to time of the applicable trust's preferred and common securities. We summarize below all of the material features of the preferred securities. The summary is not complete and is qualified in its entirety by all of the provisions of the applicable trust agreements and forms of each amended and restated trust agreement. Those documents are filed or incorporated by reference as exhibits to the registration statement that includes this prospectus, and we encourage you to read them. You also may request a copy of the trust agreements from the property trustee at its corporate trust office in New York, New York. Each trust agreement will be qualified under the Trust Indenture Act of 1939. The terms of the preferred securities of each trust will include those stated in the applicable trust agreement and those made part of the trust agreement by reference to the Trust Indenture Act. The amended and restated trust agreement for each trust will be executed at the time the trust issues any preferred securities and will be filed with the SEC on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. You should also read the applicable prospectus supplement, which will contain additional information and may update or change some of the information below.

GENERAL

The trust agreement for each trust authorizes the administrative trustees to issue on behalf of the trust preferred securities that have the terms described in this prospectus and in the applicable prospectus supplement. The preferred securities will represent undivided beneficial interests in the assets of the applicable trust. The proceeds from the sale of each trust's preferred and common securities will be used by the trust to purchase a series of junior subordinated debt securities that we issue. The junior subordinated debt securities will be held in trust by the property trustee for the benefit of the holders of the preferred and common securities of the applicable trust.

The terms of the preferred securities of each trust will mirror the terms of the junior subordinated debt securities held by the applicable trust. If interest payments on the junior subordinated debt securities held by the applicable trust are deferred as described below, distributions on the preferred securities will also be deferred. The assets of the trust available for distribution to the holders of its preferred securities generally will be limited to payments under the series of junior subordinated debt securities held by the trust.

Under the preferred securities guarantee for each trust, we will agree to make payments of distributions and payments on redemption or liquidation with respect to the trust's preferred securities, but only to the extent the trust has funds available to make those payments and has not made the payments. Our obligations under the applicable preferred securities guarantee, trust agreement, subordinated indenture and related junior subordinated debt securities will provide a full, irrevocable and unconditional commitment by us regarding amounts due on the preferred securities issued by each trust.

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

The prospectus supplement relating to the preferred securities of each trust will describe some or all of the following terms of the preferred securities:

       - the name of the preferred securities;

       - the dollar amount and number of preferred securities issued;

       - the annual distribution rate, or method of determining the rate, of distributions on the preferred securities, and date or dates from which any distributions will accrue;

       - the payment date and the record date used to determine the holders who are to receive distributions on the preferred securities;

       - the right, if any, to defer distributions on the preferred securities upon extension of the interest payment periods of the related junior subordinated debt securities;

       - the applicable trust's obligation, if any, to redeem or purchase the preferred securities and the terms and conditions on which the preferred securities may be redeemed or purchased pursuant to any obligation;

       - the terms and conditions, if any, on which the preferred securities may be redeemed at the applicable trust's option or at the option of the holders;

       - the terms and conditions, if any, on which preferred securities may be converted or exchanged;

       - the terms and conditions, if any, upon which the related junior subordinated debt securities may be distributed to holders of the preferred securities;

       - the voting rights, if any, of the holders of the preferred securities;

       - whether the preferred securities are to be issued in book-entry form and represented by one or more global securities and, if so, the depository and any provisions for the transfer or exchange of the global securities, if different from those described below under "-- Global Securities"; and

       - any other relevant rights, preferences, privileges, limitations or restrictions of the preferred securities.

The applicable prospectus supplement will describe all of the material United States federal income tax considerations applicable to the particular series of preferred securities being offered.

GLOBAL SECURITIES

We may issue the preferred securities of a series in whole or in part in the form of one or more global securities that will be deposited with or on behalf of one or more depositaries identified in the applicable prospectus supplement. The specific terms of the depositary arrangement with respect to any preferred securities of a series and the rights and limitations upon owners of beneficial interest in a global security will be described in the prospectus supplement. We expect that the provisions set forth below will generally apply to depositary arrangements.

Preferred securities represented by a global security deposited with or on behalf of a depositary will be registered in the name of that depositary or its nominee. Upon the issuance of a global security in registered form, the depositary for the global security will credit, on its book-entry registration and transfer system, the respective principal amounts of the preferred securities represented by the global security to the accounts of institutions that have accounts with the depositary or its nominee. These institutions are generally brokers, dealers, banks and other financial institutions and are often referred to as participants. The accounts to be credited will be designated by the underwriters or agents of the preferred securities or by the applicable trust, if the preferred securities are offered and sold directly by the trust. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Any person who holds a brokerage account with a participant may purchase the preferred securities through the participant.

Ownership of beneficial interests by participants in the global securities will be shown on, and the transfer of any ownership interest will be effected only through, records maintained by the depositary or its nominee for the global security. Ownership of beneficial interests in global securities by persons that hold through participants will be effected only through records maintained by the applicable participant. Some insurance companies and other institutions are required by law to hold their investment securities in definitive form, so an investor may not be able to sell its preferred securities to those entities.

So long as the depositary for a global security or its nominee is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global security for all purposes under the applicable trust agreement. Except as set forth below, owners of beneficial interests in the global security will not be entitled to have the preferred securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the applicable trust agreement.

Payments on preferred securities registered in the name of or held by a depositary or its nominee will be made in immediately available funds to the depositary or its nominee, as the case may be, as the registered owner or the holder of the global security representing the preferred securities. None of us, the trusts, the property trustee, the Delaware trustee, any administrative trustee, any paying agent or the registrar and transfer agent for the preferred securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security for the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that a depositary for the preferred securities of a series, upon receipt of any payments in respect of a global security, will immediately credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the global security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of each participant.

So long as the depositary for a global security or its nominee is the registered owner of the global security, the depositary or its nominee, as the case may be, will be entitled to direct the actions of the property trustee upon an event of default. However, we expect that a depositary for the preferred securities of a series, upon receiving notice of an event of default, will immediately solicit the participants regarding any action to be taken. We also expect that the participants will

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act in accordance with standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will, in turn, solicit the owners of the beneficial interests regarding any action to be taken upon any event of default.

A global security may not be transferred, in whole or in part, except by the depositary for the global security, to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor depositary or a nominee of the successor depositary. If a depositary for the preferred securities of a series is at any time unwilling or unable to continue as depositary and a qualified successor depositary is not appointed by the administrative trustees within 90 days or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act when the depositary is required to be registered to act as the depositary and no qualified successor is appointed by the administrative trustees within 90 days or if an event of default has occurred and is continuing, then the applicable trust will issue the preferred securities in definitive registered form in exchange for the global security or global securities representing the preferred securities. In addition, the administrative trustees may, at any time, determine not to have any preferred securities represented by one or more global securities and, in that event, the applicable trust will issue the preferred securities in definitive registered form in exchange for the global securities representing the preferred securities. In any of these instances, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of the preferred securities represented by the global security equal in principal amount to its beneficial interest and to have the preferred securities registered in its name.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

Unless otherwise specified in an applicable prospectus supplement, each trust agreement will provide that the trust will be dissolved:

       - upon the expiration of the term of the trust;

       - upon our bankruptcy, dissolution or liquidation;

       - upon our direction to the property trustee to dissolve the trust and distribute the related junior subordinated debt securities directly to the holders of the preferred and common securities of the trust;

       - upon the redemption of all of the common and preferred securities of the trust in connection with the redemption of all of the related junior subordinated debt securities; or

       - upon entry of a court order for the dissolution of the trust.

Unless otherwise specified in an applicable prospectus supplement, in the event of a dissolution as described above other than in connection with redemption, after the trust satisfies all liabilities to its creditors as provided by applicable law, each holder of the preferred or common securities of a trust will be entitled to receive:

       - the related junior subordinated debt securities in an aggregate principal amount equal to the aggregate liquidation amount of the preferred or common securities held by the holder; or

       - if any distribution of the related junior subordinated debt securities is determined by the property trustee not to be practical, cash equal to the aggregate liquidation

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

       amount of the preferred or common securities held by the holder, plus accumulated and unpaid distributions to the date of payment.

If a trust cannot pay the full amount due on its preferred and common securities because insufficient assets are available for payment, then the amounts payable by the trust on its preferred and common securities will be paid on a pro rata basis. However, if an event of default under the subordinated indenture has occurred and is continuing with respect to any related junior subordinated debt securities, the total amounts due on the preferred securities of the trust will be paid before any distribution on the common securities of the trust is made.

EVENTS OF DEFAULT

The following will be events of default under each trust agreement:

       - an event of default under the subordinated indenture occurs with respect to any related junior subordinated debt securities;

       - the trust fails to pay any redemption price on any preferred securities on its due date;

       - the trust fails to pay any distribution on the preferred securities within 30 days from its due date;

       - the trustees fail to perform any of the covenants in the trust agreement, other than the covenants in the two prior bullet points, for 30 days after the holders of at least 25% of the aggregate liquidation amount of the outstanding preferred securities give us and the trustees written notice of the default and require that they remedy the breach (however, the 30-day period may be extended by the holders of at least the same aggregate liquidation amount of the outstanding preferred securities that had initially given notice of the default); or

       - the property trustee files for bankruptcy or other events of bankruptcy, insolvency or reorganization occur with respect to the property trustee and a successor property trustee is not appointed within 90 days.

If an event of default with respect to related junior subordinated debt securities occurs and is continuing under the subordinated indenture, and the subordinated indenture trustee or the holders of not less than 25% in principal amount of the related junior subordinated debt securities outstanding fail to declare the unpaid principal of and all other amounts with respect to all of the related junior subordinated debt securities to be immediately due and payable, the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities will have the right to declare the unpaid principal of and all other amounts with respect to the related junior subordinated debt securities immediately due and payable by providing notice to Phelps Dodge, the property trustee and the subordinated indenture trustee.

At any time after a declaration of acceleration has been made with respect to a series of related junior subordinated debt securities and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate liquidation amount of the preferred securities may rescind any declaration of acceleration with respect to the related junior subordinated debt securities and its consequences:

       - if we deposit with the subordinated indenture trustee funds sufficient to pay all overdue principal of and premium, interest and additional amounts on the related junior subordinated debt securities and any other amounts due to the subordinated indenture trustee and the property trustee; and

       - if all existing events of default with respect to the related junior subordinated debt securities have been cured or waived except non-payment of principal on the related junior subordinated debt securities that has become due solely because of the acceleration.

The holders of a majority in liquidation amount of the preferred securities of a trust may waive any past default under the subordinated indenture with respect to the related junior subordinated debt securities, other than a default in any payment on any related junior subordinated debt securities or a default with respect to a covenant or provision that cannot be amended or modified without the consent of the holder of each outstanding related junior subordinated debt security affected. In addition, the holders of at least a majority in liquidation amount of the preferred securities of a trust may waive any past default under the trust agreement.

The holders of a majority in liquidation amount of the preferred securities of a trust shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the property trustee or to direct the exercise of any trust or power conferred on the property trustee under the applicable trust agreement.

A holder of preferred securities of a trust may institute a legal proceeding directly against us without first instituting a legal proceeding against the property trustee or any other person or entity, for enforcement of payment to the holder of the principal of and any premium, interest or additional amounts on related junior subordinated debt securities having a principal amount equal to the aggregate liquidation amount of the preferred securities of the holder if we fail to pay any amounts on the related junior subordinated debt securities when payable. We and the subordinated indenture trustee may not amend or modify the subordinated indenture to eliminate the preferred securities holders' right to institute a direct legal action without the consent of the holders of each outstanding preferred security.

NOTICE OF DEFAULT

If an event occurs which is or would become an event of default with respect to any preferred securities, and the property trustee knows of the event, the property trustee shall mail to the holders of the affected preferred securities a notice of the default within 90 days, unless the default has been cured or waived by the holders of the affected preferred securities. However, except in the case of a default in the payment of any amounts due on preferred securities, the property trustee may withhold the notice if and so long as the directors and/or responsible officers of the property trustee determine in good faith that withholding the notice is in the interest of the holders of the affected preferred securities.

We and the administrative trustees of each trust are required to furnish annually to the property trustee an officers' certificate to the effect that, to the best knowledge of the officers providing the certificate, it is not in default under the applicable trust agreement or, if there has been a default, specifying the default and its status.

CONSOLIDATION, MERGER OR AMALGAMATION OF THE TRUST

None of the trusts may consolidate or merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any entity, except as described

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

below. A trust may, without the consent of the holders of the outstanding preferred securities, consolidate or merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized under the laws of any state if:

       - the successor entity either:

              - expressly assumes all of the obligations of the trust relating to its preferred securities; or

              - substitutes for the trust's preferred securities other securities having substantially the same terms as the preferred securities, so long as the substituted successor securities rank the same as the preferred securities for distributions and payments upon liquidation, redemption and otherwise;

       - a trustee of the successor entity who has substantially the same powers and duties as the property trustee of the trust is appointed;

       - the preferred securities are listed or traded, or any substituted successor securities will be listed upon notice of issuance, on the same national securities exchange or other organization on which the preferred securities are then listed or traded;

       - the event does not cause the preferred securities or any substituted successor securities to be downgraded by any national rating agency;

       - the event does not adversely affect the rights, preferences and privileges of the holders of the preferred securities or any substituted successor securities in any material respect;

       - the successor entity has a purpose substantially identical to that of the trust;

       - prior to the merger event, we have received an opinion of counsel from a nationally recognized law firm stating that:

              - the event does not adversely affect the rights, preferences and privileges of the holders of the trust's preferred securities or any successor securities in any material respect;

              - following the event, neither the trust nor the successor entity will be required to register as an investment company under the Investment Company Act of 1940; and

              - neither the trust nor the successor entity will be taxable as a corporation or classified other than as a grantor trust for United States federal income tax purposes; and

       - We or our permitted transferee own all of the common securities of the successor entity and the substituted successor securities are guaranteed at least to the extent provided under the preferred securities guarantee.

In addition, unless all of the holders of the preferred securities of a trust approve otherwise, the trust may not consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into or replace it if the transaction would cause the trust or the successor entity to be taxable as a corporation or classified other than as a grantor trust for United States federal income tax purposes.

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

VOTING RIGHTS

Unless otherwise specified in the prospectus supplement, the holders of the preferred securities of a trust will have no voting rights except as discussed below and under "-- Events of Default," "-- Amendment of the Trust Agreement," "-- Removal and Replacement of Trustees" and "Description of the Preferred Securities Guarantees -- Amendments and Assignment," and as otherwise required by law.

If any proposed amendment to a trust agreement provides for, or the administrative trustees of a trust otherwise propose to effect:

       - any action that would adversely affect the powers, preferences or special rights of the preferred securities of the trust in any material respect, whether by way of amendment to the applicable trust agreement or otherwise; or

       - the dissolution, winding-up or termination of the trust other than pursuant to the terms of the applicable trust agreement,

then the holders of the preferred securities of the trust as a class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will be effective only if approved by the holders of at least a majority in aggregate liquidation amount of the preferred securities of the trust.

Without obtaining the prior approval of the holders of at least a majority in aggregate liquidation amount of the preferred securities of a trust, the trustees of a trust may not:

       - direct the time, method and place of conducting any proceeding for any remedy available to the subordinated indenture trustee for any related junior subordinated debt securities or direct the exercise of any trust or power conferred on the property trustee with respect to the preferred securities of the trust;

       - waive any default that is waivable under the subordinated indenture with respect to any related junior subordinated debt securities;

       - cancel an acceleration of the principal of any related junior subordinated debt securities; or

       - consent to any amendment, modification or termination of the subordinated indenture or any related junior subordinated debt securities where consent is required.

However, if a consent under the subordinated indenture requires the consent of each affected holder of the related junior subordinated debt securities, then the property trustee must obtain the prior consent of each holder of the preferred securities of the trust. In addition, before taking any of the foregoing actions, the property trustee shall obtain an opinion of counsel experienced in such matters to the effect that, as a result of such actions, the trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes. The property trustee will notify all preferred securities holders of the trust of any notice of default received from the subordinated indenture trustee with respect to the junior subordinated debt securities held by the trust. Any required approval of the holders of the preferred securities of a trust may be given at a meeting of the holders of the preferred securities convened for the purpose or pursuant to written consent.

The property trustee will cause a notice of any meeting at which holders of securities are entitled to vote to be given to each holder of record of the preferred securities at the holder's

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

registered address, or to any other address which has been specified in writing, at least 15 days and not more than 90 days before the meeting.

Notwithstanding that the holders of the preferred securities of a trust are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees of the trust or any of our affiliates or any affiliate of the trustees of the trust, shall, for purposes of any vote or consent, be treated as if they were not outstanding.

AMENDMENT OF THE TRUST AGREEMENT

Each trust agreement may be amended from time to time by us, the property trustee and the administrative trustees of the trust without the consent of the holders of the preferred securities of the trust to:

       - cure any ambiguity, correct or supplement any provision which may be inconsistent with any other provision or make provisions not inconsistent with any other provisions with respect to matters or questions arising under the applicable trust agreement;

       - modify, eliminate or add to any provisions to the extent necessary to ensure that the trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes, to ensure that the junior subordinated debt securities held by the trust are treated as indebtedness for United States federal income tax purposes or to ensure that the trust will not be required to register as an investment company under the Investment Company Act; or

       - add to our covenants, restrictions or obligations, in each case to the extent that the amendment does not adversely affect the interests of any holder of the preferred securities of the trust in any material respect.

Other amendments to a trust agreement may be made by us, the property trustee and the administrative trustees of a trust upon approval of the holders of at least a majority in aggregate liquidation amount of the outstanding preferred securities of the trust and receipt by the trustees of an opinion of counsel to the effect that the amendment will not cause the trust to be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes, affect the treatment of the junior subordinated debt securities held by the trust as indebtedness for United States federal income tax purposes or affect the trust's exemption from the Investment Company Act.

Notwithstanding the foregoing, without the consent of each affected holder of common or preferred securities of a trust, the applicable trust agreement may not be amended to:

       - change the amount or timing of any distribution on the common or preferred securities of the trust or otherwise adversely affect the amount of any distribution required to be made in respect of the securities as of a specified date;

       - restrict the right of a holder of any securities to institute suit for the enforcement of any payment on or after the distribution date; or

       - reduce the percentage of preferred securities required to waive compliance with provisions of or defaults under the trust agreement.

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

In addition, no amendment may be made to a trust agreement if the amendment would:

       - cause the applicable trust to be taxable as a corporation or characterized as other than a grantor trust for United States federal income tax purposes;

       - cause the junior subordinated debt securities held by the applicable trust to not be treated as indebtedness for United States federal income tax purposes;

       - cause the applicable trust to be deemed to be an investment company required to be registered under the Investment Company Act; or

       - impose any additional obligation on any trustee of the applicable trust without its consent.

REGISTRATION AND TRANSFER

If the preferred securities of a series are to be redeemed, the applicable trust will not be required to register the transfer of or exchange any preferred security selected for redemption, in whole or in part, except for the unredeemed portion of a preferred security being redeemed in part.

PAYMENT AND PAYING AGENT

Unless the applicable prospectus supplement states otherwise, distributions on the preferred securities will be payable, at the applicable trust's option, (1) by check mailed to the address of the person entitled to the distribution as the address appears in the security register for the preferred securities or (2) by wire transfer to an account specified by the holder in accordance with procedures established by the administrative trustees and acceptable to the paying agent. Payments upon the redemption of the preferred securities will be paid only against surrender of the preferred securities.

Unless the applicable prospectus supplement states otherwise, the property trustee will act as paying agent for the preferred securities, and the principal corporate trust office of the property trustee will serve as the office through which the paying agent acts. The applicable trust may designate additional paying agents, rescind the designation of any paying agents and/or approve a change in the office through which any paying agent acts.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

For matters relating to compliance with the Trust Indenture Act, the property trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act.

First Union National Bank, which is the property trustee for each trust, also serves as the guarantee trustee under each preferred securities guarantee described below, the senior indenture trustee under the senior indenture and the subordinated indenture trustee under the subordinated indenture. It is an affiliate of First Union Trust Company, N.A., which serves as the Delaware trustee for each trust.

We may from time to time maintain credit facilities and have other customary banking relationships with First Union National Bank.

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

MISCELLANEOUS

The administrative trustees of each trust are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

       - it will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes;

       - the junior subordinated debt securities held by it will be treated as our indebtedness for United States federal income tax purposes; and

       - it will not be deemed to be an investment company required to be registered under the Investment Company Act.

We and the trustees of each trust are authorized to take any action, so long as it is consistent with applicable law, the applicable certificate of trust or trust agreement, that we and the trustees of the trust determine to be necessary or desirable for the above purposes.

Holders of the preferred securities of the trusts have no preemptive or similar rights.

None of the trusts may incur indebtedness or place a lien on any of its assets.

GOVERNING LAW

Each trust agreement and the preferred securities of each trust will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

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

               DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEES

The preferred securities guarantee for each trust will be issued pursuant to a guarantee between us and First Union National Bank, as the guarantee trustee. We summarize below all of the material features of the preferred securities guarantees. The summary is not complete and is qualified in its entirety by all of the provisions of the form of the applicable guarantees. That document is incorporated by reference as an exhibit to the registration statement that includes this prospectus, and we encourage you to read it. Each guarantee will be qualified under the Trust Indenture Act of 1939. The terms of each preferred securities guarantee will include those stated in the applicable guarantee and those made part of the guarantee by reference to the Trust Indenture Act. Each guarantee will be executed at the time any trust issues any preferred securities and will be filed with the SEC on a Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus.

Each guarantee will be held by the guarantee trustee for the benefit of the holders of the preferred securities of the applicable trust.

GENERAL

We will irrevocably and unconditionally agree to pay in full to the holders of the preferred securities of each trust the guarantee payments described below, except to the extent previously paid. We will pay the guarantee payments when and as due, regardless of any defense, right of set-off or counterclaim that the applicable trust may have or assert. The following payments, to the extent not paid by a trust, will be covered by the applicable preferred securities guarantee:

       - any accumulated and unpaid distributions required to be paid on the preferred securities of the trust, to the extent that the trust has funds available to make the payment;

       - the redemption price, including all accumulated and unpaid distributions, to the extent that the trust has funds available to make the payment; and

       - upon a voluntary or involuntary dissolution, termination, winding-up or liquidation of the trust, other than in connection with a distribution of related junior subordinated debt securities to holders of the preferred securities, the lesser of:

              - the aggregate of the liquidation amounts specified in the prospectus supplement for each preferred security of the trust plus all accumulated and unpaid distributions on the preferred security of the trust to the date of payment, to the extent the trust has funds available to make the payment; and

              - the amount of assets of the trust remaining available for distribution to holders of its preferred securities upon liquidation of the trust.

Our obligation to make a guarantee payment with respect to the preferred securities of a trust may be satisfied by directly paying the required amounts to the holders of the preferred securities of the trust or by causing the trust to pay the amounts to the holders.

Each preferred securities guarantee will be subject to the subordination provisions described below and will not apply to the payment of distributions and other payments on the preferred securities of a trust when the trust does not have sufficient funds legally and immediately available to make the distributions or other payments.

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

ADDITIONAL AMOUNTS

We will make all payments under each of our preferred securities guarantees without withholding or deduction for any taxes, fees, duties, assessments or governmental charges imposed or levied by New York or any other jurisdiction in which we or any of our successors is organized or resident for tax purposes or any political subdivision or taxing authority of New York or any of those other jurisdictions. If any withholding or deduction is required by law, we will pay to the holder of the preferred securities additional amounts as may be necessary so that every net payment made to the holder after the withholding or deduction will not be less than the amount provided for in the applicable preferred securities guarantee. We will not be required to pay any additional amounts as a result of:

       - the imposition of any tax, fee, duty, assessment or governmental charge that would not have been imposed but for the fact that the holder or beneficial owner of the preferred securities was a resident or national of or had other specified connections with the relevant taxing authority or presented the preferred securities for payment in the relevant taxing jurisdiction unless it could not have been presented elsewhere;

       - the imposition of any tax, fee, duty, assessment or governmental charge that would not have been imposed but for the fact that the holder or beneficial owner of the preferred securities presented the preferred security for payment more than 30 days after it was due and payable;

       - any estate, inheritance, gift, sale or other similar tax, assessment or governmental charge; or

       - the imposition of any tax, fee, duty, assessment or governmental charge that would not have been imposed but for the fact that the holder or beneficial owner of the preferred securities failed to comply, within 90 days, with any reasonable request by Phelps Dodge addressed to the holder or beneficial owner relating to the provision of information or the making of a declaration required by the taxing jurisdiction as a precondition to exemption from all or part of the tax, fee, duty, assessment or governmental charge.

SUBORDINATION

Each preferred securities guarantee will be unsecured indebtedness of our company and will be subordinated in right of payment to all of our existing and future senior indebtedness. Each preferred securities guarantee will be effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing the secured indebtedness. Each preferred securities guarantee will also rank equally with any other preferred securities guarantee issued by us. As a result, in the event of our bankruptcy, liquidation or reorganization or upon an event of default under any of its preferred securities guarantees, our assets will be available to pay our obligations on the preferred securities guarantee only after all of our secured and senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of the secured and senior indebtedness has been made. There may not be sufficient assets remaining to pay amounts due on any or all of its the preferred securities guarantees. Each preferred securities guarantee will also be effectively subordinated to the indebtedness and other liabilities of us and our subsidiaries. The incurrence of additional secured and senior indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the preferred securities guarantees.

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

Each preferred securities guarantee will constitute a guarantee of payment and not of collection. This means that the holder of the guaranteed security may sue us to enforce its rights under the preferred securities guarantee without first suing any other person or entity.

AMENDMENTS AND ASSIGNMENT

No consent of the holders of the preferred securities of a trust will be required with respect to any changes to the preferred securities guarantee that do not adversely affect the rights of the holders of the preferred securities of the applicable trust in any material respect. Other amendments to the preferred securities guarantee may be made only with the prior approval of the holders of at least a majority in aggregate liquidation amount of the preferred securities of the applicable trust. All guarantees and agreements contained in the preferred securities guarantee will be binding on our successors, assigns, receivers, trustees and representatives and are for the benefit of the holders of the preferred securities of the applicable trust.

EVENTS OF DEFAULT

An event of default under a preferred securities guarantee occurs if we:

       - fail to make any required payments; or

       - fail to perform any of our other obligations under the preferred securities guarantee and such failure continues for 30 days.

The holders of at least a majority in aggregate liquidation amount of the preferred securities of a trust will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee relating to the preferred securities guarantee of the trust or to direct the exercise of any trust or power given to the guarantee trustee under the preferred securities guarantee of the trust.

If and to the extent that we do not make payments on the related junior subordinated debt securities the trust will not have funds available to make payments of distributions or other amounts due on its preferred securities. In those circumstances, a holder of the preferred securities of the trust will not be able to rely upon the applicable preferred securities guarantee for payment of these amounts. Instead, the holder may directly sue us under the junior subordinated debt securities to collect its pro rata share of payments owed. If a holder so sues us to collect payment, then we will assume the holder's rights as a holder of preferred securities under the applicable trust agreement to the extent we make a payment to the holder in any legal action.

The holders of at least a majority in liquidation amount of preferred securities of a trust may waive any past event of default and its consequences.

INFORMATION CONCERNING GUARANTEE TRUSTEE

For matters relating to compliance with the Trust Indenture Act, the guarantee trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. In case an event of default shall occur and be continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Before proceeding to exercise any right or power under any guarantee agreement at the direction of the holders of preferred securities, the guarantee trustee will be entitled to receive from the holders reasonable security or indemnity against the costs, expenses and liabilities that it might incur.

First Union National Bank, which is the guarantee trustee, also serves as the property trustee for each trust, the senior indenture trustee under the senior indenture and the subordinated indenture trustee under the subordinated indenture. It is an affiliate of First Union Trust Company, N.A., which serves as the Delaware trustee for each trust.

TERMINATION OF THE PREFERRED SECURITIES GUARANTEES

Each preferred securities guarantee will terminate once the preferred securities of the applicable trust are paid in full or redeemed in full or upon distribution of the related junior subordinated debt securities to the holders of the preferred securities of the trust in accordance with the applicable trust agreement. Each preferred securities guarantee will continue to be effective or will be reinstated if at any time any holder of preferred securities of the applicable trust must restore payment of any sums paid under the preferred securities or the preferred securities guarantee for the applicable trust.

GOVERNING LAW

Each preferred securities guarantee will be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws provisions thereof.

                              PLAN OF DISTRIBUTION

We may sell our common or preferred shares, senior or junior subordinated debt securities or our warrants, stock purchase contracts or stock purchase units and each trust may sell its preferred securities in one or more of the following ways from time to time:

       - through agents;

       - to or through underwriters;

       - through dealers; and

       - directly to purchasers.

The applicable prospectus supplement for each series of securities will set forth the terms of the offering of those securities, including the name or names of any underwriters or agents. The prospectus supplement for each series of securities will also set forth the purchase price of the securities, the proceeds to us or the applicable trust from the sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and the securities exchange, if any, on which the securities may be listed.

If underwriters participate in selling the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase any series of securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the series of securities if any are purchased.

Underwriters and agents may be entitled to indemnification against specific civil liabilities under agreements entered into with us and/or a trust, including liabilities under the Securities Act. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Each series of securities other than common stock will be a new issue of securities and will have no established trading market. Any underwriters to whom the securities are sold for public offering and sale may make a market in those securities. However, those underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

                                    EXPERTS

PricewaterhouseCoopers LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and the registration statement that includes this prospectus. Our financial statements and schedules are incorporated by reference in reliance on PricewaterhouseCoopers LLP's report, given on their authority as experts in accounting and auditing.

                           VALIDITY OF THE SECURITIES

Richards, Layton & Finger, P.A., Wilmington, Delaware, will pass upon the validity of the preferred securities for us and each trust. Debevoise & Plimpton, New York, New York, will pass upon the validity of the common shares, preferred shares, warrants, share purchase contracts or share purchase units, senior debt securities, the junior subordinated debt securities and the preferred securities guarantees for us.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us and the trusts. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we file reports, proxy statements and other information with the SEC under the Exchange Act. You can read and copy any of this information at the following locations of the SEC:

    Public Reference Room          New York Regional Office        Chicago Regional Office
    450 Fifth Street, N.W.           7 World Trade Center              Citicorp Center
          Room 1024                       Suite 1300               500 West Madison Street
    Washington, D.C. 20549         New York, New York 10048               Suite 1400
                                                                 Chicago, Illinois 60661-2551

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like Phelps Dodge, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for documents filed by us under the Exchange Act is 1-82.

Our common stock is listed on the New York Stock Exchange, and its stock symbol is "PD." You can inspect reports, proxy statements and other information concerning Phelps Dodge at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                           INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

    (a) Our Annual Report on Form 10-K for the year ended December 31, 2000;

    (b) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001; and

    (c) all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus.

You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address prior to November 30, 2001:
2600 North Central Avenue, Phoenix, Arizona 85004-3089, Attention: Vice President and Corporate Secretary. After November 30, 2001, our address will be:
1 North Central Avenue, Phoenix, Arizona 85004. Telephone requests may be directed to such person at (602) 234-8100. Some of these filings are also available on our Internet website. The address of that site is http://www.phelpsdodge.com.

                               2,000,000 MEDS(SM)

                        [PHELPS DODGE CORPORATION LOGO]

          6.75% Series A Mandatory Convertible Preferred Shares (MEDS)

                             PROSPECTUS SUPPLEMENT
                                  June 6, 2002

                                    JPMORGAN

---------------

MEDS(SM) is a service mark of JPMorgan.